File No. 70-_____

                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington D.C.

                                    FORM U5B

                          JOINT REGISTRATION STATEMENT

                 Filed under Section 5(a) of the Public Utility
                           Holding Company Act of 1935


                           The National Grid Group plc

                       National Grid (US) Holdings Limited

                         National Grid (US) Investments

                        National Grid (Ireland) 1 Limited

                        National Grid (Ireland) 2 Limited

                        National Grid General Partnership

                        ---------------------------------

                               Name of Registrant

Name, Title and Address of Officer to whom Notices and Correspondence concerning this Statement should be addressed:

(a)  The National Grid Group plc:
     Fiona B Smith
     Group General Counsel and
     Company Secretary
     15 Marylebone Road
     London
     NW1 5JD
     United Kingdom

     Cheryl A LaFleur
     National Grid USA
     Senior Vice President, Secretary and General Counsel
     National Grid USA
     25 Research Drive
     Westborough
     MA 01582

(b)  National Grid (Ireland) 1 Limited
     Guy Marie Albert Ferdinand Harles
     6 Avenue Pasteur
     L-2310
     Luxembourg

     Additional copy to:
     Anthony Hill
     25 Research Drive
     Westborough
     MA 01582



(c)  National Grid (Ireland) 2 Limited
     Guy Marie Albert Ferdinand Harles
     6 Avenue Pasteur
     L-2310
     Luxembourg

     Additional copy to:
     Anthony Hill
     25 Research Drive
     Westborough
     MA 01582

(d)  National Grid General Partnership
     Anthony Hill
     25 Research Drive
     Westborough
     MA 01582

Glossary of Defined Terms

When used herein, the following terms shall have the meanings set forth below:

National Grid                    The National Grid Group plc

Intermediate Companies           National Grid (US) Holdings Limited
                                 National Grid (US) Investments
                                 National Grid (Ireland) 1 Limited
                                 National Grid (Ireland) 2 Limited
                                 National Grid General Partnership (collectively the "Intermediate Companies")

Explanatory Note and Request for Waiver

National Grid's subsidiary National Grid USA (the successor to New England Electric System ("NEES")) was subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder. Prior to the merger with National Grid, National Grid USA filed registration statements with the Commission under the Securities Act of 1933, annual reports on Form 10-K, quarterly reports on Form 10-Q, proxy statements and other reports. National Grid also reports to the Commission on Form 20-F annually and on other forms periodically.

Under the Public Utility Holding Company Act of 1935 (the "Act"), in particular, National Grid USA and Eastern Utilities Associates ("EUA") have recently filed Annual Reports on Form U5S and extensive disclosure on Form U-1 in connection with NEES' merger with National Grid and EUA's merger with National Grid USA. These filings set forth much of the same information required by Form U5B.

National Grid also conducts extensive foreign businesses through National Grid Holdings Limited, ("National Grid Holdings") an exempt foreign utility company under the Act. National Grid Holdings filed Form U-57 with the Commission on March 17, 2000, SEC File No. 073-00135.

In view of the extensive information on National Grid and National Grid USA made available through the numerous filings mentioned above and the exempt status of National Grid Holdings, National Grid requests that the Commission waive the requirements of Form U5B, as specifically noted herein, and that the Commission accept the registration statement as filed./1/ The Commission may grant this request under Rule 20 (a) (3) under the Act. In addition, National Grid requests authorisation to incorporate certain information by reference where indicated.

Unless otherwise noted, to the extent possible, the information provided in response to the Items and Exhibit requirements of this Form will be as of March 31, 2000.

----------
/1/ The exceptions to the various requirements of Form U5B for which waiver is sought have been addressed with the Commission staff prior to filing. National Grid's filing notes next to each Item of the form where the staff has granted permission to omit or substitute information.
----------

                             REGISTRATION STATEMENT

The undersigned holding companies hereby submit their registration statement to the Commission pursuant to Section 5 of the Act.

1    Exact name of registrants:

     (a)  The National Grid Group plc;
     (b)  National Grid (US) Holdings Limited;
     (c)  National Grid (US) Investments;
     (d)  National Grid (Ireland) 1 Limited;
     (e)  National Grid (Ireland) 2 Limited; and
     (f)  National Grid General Partnership

2    Address of principal executive offices:

     (a)  The National Grid Group plc
          15 Marylebone Road
          London, NW1 5JD

     (b)  National Grid (US) Holdings Limited
          15 Marylebone Road
          London, NW1 5JD

     (c)  National Grid (US) Investments
          15 Marylebone Road
          London, NW1 5JD

     (d)  National Grid (Ireland) 1 Limited
          6 Avenue Pasteur
          L-2310
          Luxembourg

     (e)  National Grid (Ireland) 2 Limited
          6 Avenue Pasteur
          L-2310
          Luxembourg

     (f)  National Grid General Partnership
          10th Floor
          Oliver Building
          2 Oliver Street
          Boston, MA 02109

3    Name and address of Chief Accounting Officer:

     Stephen J Box
     Group Finance Director
     The National Grid Group plc
     15 Marylebone Road
     London
     NW1 5JD

4 Certain information as to the registrant and each subsidiary company thereof:

     --------------------------------------------------------------------------------------------------------------
                 Name of Company                     Organisation       State/Country of     Type of Business
                                                                          Organisation
     --------------------------------------------------------------------------------------------------------------
     The National Grid Group plc                    Public limited      England and Wales    Holding company
                                                    company
     --------------------------------------------------------------------------------------------------------------
     National Grid Holdings Limited/2/              Private limited     England and Wales    Holding company
                                                    company
     --------------------------------------------------------------------------------------------------------------
     National Grid (US) Holdings Limited            Private limited     England and Wales    Holding company
                                                    company
     --------------------------------------------------------------------------------------------------------------
     National Grid (US) Investments                 Private unlimited   England and Wales    Holding company
                                                    company
     --------------------------------------------------------------------------------------------------------------
     National Grid (Ireland) 1 Limited              Private limited     Ireland              Holding company
                                                    company
     --------------------------------------------------------------------------------------------------------------
     National Grid (Ireland) 2 Limited              Private limited     Ireland              Holding company
                                                    company
     --------------------------------------------------------------------------------------------------------------
     National Grid General Partnership              Partnership         Delaware             Holding entity
     --------------------------------------------------------------------------------------------------------------
     Granite State Electric Company                 Company             New Hampshire        Electric utility
     --------------------------------------------------------------------------------------------------------------
     Granite State Energy, Inc./2a/                 Company             New Hampshire        Non-utility subsidiary
     --------------------------------------------------------------------------------------------------------------
     Massachusetts Electric Company                 Company             Massachusetts        Electric utility
     --------------------------------------------------------------------------------------------------------------
     Metrowest Realty LLC                           Limited Liability   Delaware             Real estate company
                                                    Company ("LLC")
     --------------------------------------------------------------------------------------------------------------
     Nantucket Electric Company                     Company             Massachusetts        Electric utility
     --------------------------------------------------------------------------------------------------------------
     The Narragansett Electric Company              Company             Rhode Island         Electric utility
     --------------------------------------------------------------------------------------------------------------
     NEES Communications, Inc.                      Company             Massachusetts        Exempt telecommunications
       NEES Telecommunications Corp./2a/                                                     company
     --------------------------------------------------------------------------------------------------------------
     NEES Energy, Inc.                              Company             Massachusetts        Holding company
       AllEnergy Marketing Company, LLC
       (Del.)                                       LLC                 Delaware             Fuel companies
       Texas Liquids L.L.C.                         LLC                 Massachusetts
       AEDR Fuels, L.L.C.                           LLC                 Massachusetts
       Weatherwise USA, L.L.C.                      LLC                 Massachusetts
       Texas - Ohio Gas, Inc.                       Company             Texas
     --------------------------------------------------------------------------------------------------------------
     New England Electric Transmission Corporation  Company             New Hampshire        Transmission company
     --------------------------------------------------------------------------------------------------------------
     New England Energy Incorporated/2a/            Company             Massachusetts        Non-utility subsidiary
     --------------------------------------------------------------------------------------------------------------
     New England Hydro Finance Company, Inc.        Company             Massachusetts        Finance company
     --------------------------------------------------------------------------------------------------------------
     New England Hydro-Transmission Corporation     Company             New Hampshire        Transmission company
     --------------------------------------------------------------------------------------------------------------
     New England Hydro-Transmission Electric        Company             Massachusetts        Transmission company
     Company, Inc.
     --------------------------------------------------------------------------------------------------------------
     National Grid USA Service Company, Inc.        Company             Massachusetts        Service company
     --------------------------------------------------------------------------------------------------------------
     New England Power Company                      Company             Massachusetts        Electric utility
       Connecticut Yankee Atomic Power Company      Company             Connecticut          Nuclear companies
       Maine Yankee Atomic Power Company            Company             Maine
       Vermont Yankee Nuclear Power Corporation     Company             Vermont
       Yankee Atomic Electric Company               Company             Massachusetts

     --------------------------------------------------------------------------------------------------------------

----------
/2/  Details of National Grid Holdings subsidiaries are set out in the response to item 5(a)D.
/2a/ Currently inactive.
----------
                                       5

     --------------------------------------------------------------------------------------------------------------
     AllEnergy Fuels Corporation/2a/                Company             Delaware             Non-utility subsidiary
     --------------------------------------------------------------------------------------------------------------
     New England Wholesale Electric Company/2a/     Company             Massachusetts        Non-utility subsidiary
     --------------------------------------------------------------------------------------------------------------
     National Grid Transmission Services            Company             Massachusetts        Transmission services
     Corporation                                                                             company
     --------------------------------------------------------------------------------------------------------------
     Research Drive LLC                             LLC                 Massachusetts        Non-utility subsidiary
     --------------------------------------------------------------------------------------------------------------
     Wayfinder Group, Inc.                          Company             Massachusetts        Consulting company
       NEWHC, Inc.                                  Company             Massachusetts
     --------------------------------------------------------------------------------------------------------------
     EUA Cogenex Corporation                        Company             Massachusetts        Energy services company
       Northeast Energy Management, Inc.            Company             Massachusetts
       APS Cogenex L.L.C.                           LLC                 Delaware
       EUA Cogenex West Corporation                 Company             Massachusetts
       EUA Cogenex-Canada, Inc.                     Company             Canada
       EUA Cogenex-Canada Energy Services, Inc.     Company             Canada
       EUA Westcoast, L.P.                          Partnership
       EUA FRC II Energy Partners (50%)             Partnership
       EUA Energy Capital & Services (50%)          Partnership
         EUA energy Capital & Services II
           (50%)                                    Partnership
         Micro Utility Partners of America
           (50%)                                    Partnership
     --------------------------------------------------------------------------------------------------------------
     EUA Ocean State Corporation                    Company             Rhode Island         Intermediate holding company
     --------------------------------------------------------------------------------------------------------------
     EUA Energy Investment Corporation              Company             Massachusetts        Non-utility subsidiary
     --------------------------------------------------------------------------------------------------------------
     EUA Energy Investment Corporation              Company             Massachusetts        Non-utility subsidiary
       EUA Bioten, Inc.                             Company             Massachusetts
       Eastern Unicord Corporation                  Company             Massachusetts
         Bioten GPM                                 Partnership         Mauritius
         Bioten Operations, Inc.                    Company             Tennessee
     --------------------------------------------------------------------------------------------------------------

                                    BUSINESS

5(a) The  general  character  of the  business  done by the  registrant  and its subsidiaries,  separated as between the holding  companies,  public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries.

A. Holding Companies

     National Grid is the top registered holding company in the National Grid system. A chart depicting the overall structure of the National Grid system is attached as Exhibit A. National Grid has no operations of its own but holds investments in both U.S. and foreign companies. National Grid's investments outside the U.S. are held through National Grid Holdings, a private limited company organised under the laws of England and Wales, and a foreign utility company ("FUCO") under the Act. National Grid's U.S. investments are held through a series of intermediate registered holding companies ("Intermediate Companies") which have no operations of their own. The Intermediate Companies are:

     (a) National Grid (US) Holdings Limited
     (b) National Grid (US) Investments
     (c) National Grid (Ireland) 1 Limited
     (d) National Grid (Ireland) 2 Limited
     (e) National Grid General Partnership

     National Grid USA is a registered holding company subsidiary of National Grid General Partnership. National Grid USA, successor to NEES, has filed Form U5S for the calendar year 1999. See SEC File No. 001-003446, filed on May 2, 2000. National Grid USA succeeds to the registered holding company status of NEES and, consequently, it is not a registrant on this Form U5B.

     The Intermediate Companies are organised under the laws of a member state of the European Union with which the U.S. has a comprehensive Double Taxation Treaty or a state of the U.S. The Intermediate Companies are directly or indirectly wholly owned by National Grid and have no public or private institutional equity or debt holders. The Intermediate Companies are capitalised with equity and/or debt all of which is held by either National Grid or an Intermediate Company.

     The Intermediate Companies' function in the National Grid system is to implement a structure that permits National Grid to maximise the efficiency of cross-border ownership. It is common practice for U.K. based multinational corporations to hold their non-U.K. subsidiaries through one or more intermediary companies incorporated under the laws of European Union member states. These types of transaction structures are implemented to minimise the impact of tax on the repatriation of dividends and interest to the U.K./3/

----------
/3/ Exhibit J-2 to Form U-1, SEC File No. 70-9473, explains the functions of each Intermediate Company in more detail and is incorporated herein by reference.
----------

B. Public Utility Subsidiaries of National Grid USA

     The public-utility subsidiaries of National Grid USA were formerly public utility subsidiaries of NEES, a registered holding company. On April 19, 2000 subsequent to National Grid's acquisition of NEES, National Grid USA acquired EUA and its public utility and non-utility businesses. On May 1, 2000 EUA filed a Form U5S for the calendar year 1999. See SEC File No. 001-05366. On May 1, 2000, EUA's public utility subsidiary companies were merged into National Grid USA's public utility subsidiaries. By order dated April 14, 2000, Holding Co. Act Release No. 27166, the Commission found the combined National Grid USA / EUA system to be integrated and the non-utility businesses of EUA to be retainable. The public utility subsidiaries of National Grid USA are as follows/4/

1. Massachusetts Electric Company ("Mass. Electric") is a public utility company engaged in the delivery of electric energy to approximately 1,000,000 customers in an area comprising approximately 43 % of Massachusetts. Mass. Electric's service area consists of 146 cities and towns, including the highly diversified commercial and industrial cities of Worcester, Lowell and Quincy. The population of the service area is approximately 2,160,000 (1990 Census), or 36% of the total population of the state. As of March 31, 2000, Mass. Electric had total assets of $2.33 billion, operating revenues of $1.34 billion and net income of $61.1 million for the 12 months to date. For the 12 months ended March 31, 2000, 40% of Mass. Electric's revenues from the sale of electricity were derived from residential customers, 38% from commercial customers, 21% from industrial customers and 1% from others. Mass. Electric is subject to rate regulation by the Federal Energy Regulatory Commission ("FERC") and the Massachusetts
Department of Telecommunications and Energy ("MDTE"). On May 1, 2000, Eastern Edison Company, a former EUA subsidiary, merged into Mass. Electric. Mass. Electric now provides approximately 1.2 million customers with electric delivery service in 168 cities and towns in Massachusetts.

2. The Narragansett Electric Company ("Narragansett") is a public utility company engaged in the delivery of electric energy to approximately 335,000 customers in Rhode Island. Its service area covers about 839 square miles, or 80% of the area of the state, and encompasses 27 cities and towns, including Providence, East Providence, Cranston and Warwick. The population of the service area is approximately 725,000 (1990 Census) or 72% of the total population of the state. As of March 31, 2000, Narragansett had total assets of $1.11 billion, operating revenues of $427.8 million and net income of $29.5 million for the 12 months to date. For the 12 months ended March 31, 2000, 42% of Narragansett's revenues from the sale of electricity were derived from residential customers, 43% from commercial customers, 14% from industrial customers and 1% from others. Narragansett is subject to regulation by the FERC, the Rhode Island Public Utility Commission ("RIPUC") and the Rhode Island Division of Public Utilities and Carriers ("RIDIV"). On May 1, 2000, Blackstone Valley Electric Company and Newport Electric Corporation, both former subsidiaries of EUA, were merged into Narragansett. Narragansett now provides approximately 460,000 customers with electric delivery service in 38 cities and towns in Rhode Island.

----------
/4/  All subsidiaries are wholly-owned unless otherwise noted.
----------

3. Granite State Electric Company ("Granite State") is a public utility company engaged in the delivery of electric energy to approximately 37,000 customers in 21 New Hampshire communities. The Granite State service territory has a population of approximately 73,000 (1990 Census) and includes the Salem area of southern New Hampshire and several communities along the Connecticut River. As of March 31, 2000, Granite State had total assets of $91.6 million, operating revenues of $62.1 million and net income of $3.1 million for the 12 months to date. For the 12 months ended March 31, 2000, 33% of Granite State's revenues from the sale of electricity were derived from residential customers, 50% from commercial customers, 16% from industrial customers and 1% from others. Granite State is subject to regulation by the FERC and the New Hampshire Public Utilities Commission ("NHPUC").

4. Nantucket Electric Company ("Nantucket") provides electric utility service to approximately 10,000 customers on Nantucket Island in Massachusetts. Nantucket Island's year-round population is approximately 6,000, with a summer peak of approximately 40,000. Nantucket's service area covers the entire island. As of March 31, 2000, Nantucket had total assets of $56.9 million, operating revenues of $16.0 million and net income of $0.6 million for the 12 months to date. For the 12 months ended March 31, 2000, 64% of Nantucket's revenues from the sale of electricity were derived from residential customers, 35% from commercial customers and 1% from others. Nantucket is subject to regulation by the FERC and the MDTE.

5. New England Power Company ("NEP") is principally engaged in the transmission of electricity and the sale of electric energy from its remaining generating capacity. For the 12 months ended March 31, 2000, 59% of NEP's revenues related to the recovery of the contract termination charge (CTC), 22% for transmission service and 19% from sales of electricity for resale. In September 1998, NEP completed the sale of substantially all of its non-nuclear generating business and is currently attempting to sell its minority interests in three operating nuclear power plants and one fossil-fuelled generating station in Maine./5/ As of March 31, 2000, NEP had total assets of $2.59 billion, operating revenues of $563.7 million and net income of $65.1 million for the 12 months to date. NEP is subject, for certain purposes, to regulation by the Commission, the FERC, the Nuclear Regulatory Commission ("NRC"), the RIDIV, the MDTE, the NHPUC, the Vermont Public Service Board, the Connecticut Department of Public Utility Control, and the Maine Public Utilities Commission. On May 1, 2000, Montaup Electric Company ("Montaup"), a former EUA subsidiary, was merged into NEP. Montaup held, in part, an ownership interest of 4% in the Millstone 3 nuclear unit and an equity interest of 4.5% in Yankee Atomic Electric Company, 2.5% in Vermont Yankee Nuclear Power Corporation, 4% in Maine Yankee Atomic Power Company, and 4.5% in Connecticut Yankee Atomic Power Company.

6. New England Electric Transmission Corporation ("NEET"), a subsidiary of National Grid USA, owns and operates a direct current/alternating current converter terminal facility for the first phase of the Hydro-Quebec and New England interconnection (the "Interconnection") and six miles of high voltage direct current transmission line in New Hampshire. As of March 31, 2000, NEET had total assets of $29.1 million, operating revenues of $8.8 million, and net income of $0.72 million for the 12 months to date.

----------
/5/ NEP is also a holding company because it owns 20% of the outstanding voting securities of Vermont Yankee Nuclear Power Corporation, the licensed operator of the Vermont Yankee nuclear facility. NEP also has minority interests in Yankee Atomic Electric Company (30%), Maine Yankee Atomic Power Company (20%) and Connecticut Yankee Atomic Power Company (15%), all of which have permanently ceased operations. NEP is an exempt holding company under the Act. Yankee Atomic Electric Company, Holding Co. Act Release No. 13048 (Nov. 25, 1955); Connecticut Yankee Atomic Power Company, Holding Co. Act Release No. 14768 (Nov. 15, 1963).
----------

7. New England Hydro-Transmission Corporation ("N.H. Hydro"), in which National Grid USA holds 60.51% (including Montaup's interest) of the common stock, operates 121 miles of high-voltage direct current transmission line in New Hampshire for the second phase of the Interconnection, extending to the Massachusetts border. As of March 31, 2000, N.H. Hydro had total assets of $124.9 million, operating revenues of $29.0 million, and net income of $4.4 million for the 12 months to date.

8. New England Hydro-Transmission Electric Company, Inc. ("Mass. Hydro"), 60.51% (including Montaup's interest) of the voting stock of which is held by National Grid USA, operates a direct current/alternating current terminal and related facilities for the second phase of the Interconnection and 12 miles of high-voltage direct current transmission line in Massachusetts. As of March 31, 2000, Mass. Hydro had total assets of $150.9 million, operating revenues of $35.2 million, and net income of $7.0 million for the 12 months to date.

9. New England Hydro Finance Company, Inc. ("NE Hydro Finance") is owned in equal shares by Mass. Hydro and N.H. Hydro and provides the debt financing required by the owners to fund the capital costs of their participation in the Interconnection.

C. Non-Utility Subsidiaries of National Grid USA

1. NEES Communications, Inc. ("NEESCom") is an exempt telecommunications company that presently focuses on dark fiber leasing. At March 31, 2000, NEESCom had total assets of $175.4 million and a net loss of $0.799 million for the 12 months to date. NEES Telecommunications Corp. is wholly owned by NEESCom and is presently inactive.

2. Wayfinder Group, Inc. ("Wayfinder") provides consulting services and product licenses to unaffiliated utilities in the areas of electric utility restructuring and customer choice. As of March 31, 2000, Wayfinder had total assets of $7.4 million, operating revenue of $4.2 million and a net income of $1.3 million for the 12 months to date. Monitoring Technologies, Inc., Nexus Energy Software, Inc. and Separation Technologies, Inc. are owned in part by Wayfinder and are described below.

     2.1. Monitoring Technologies, Inc. ("MTC") designs, develops, manufactures and markets microprocessor-based products that monitor wear and forecast failure of components in machinery. Wayfinder has a 4% ownership interest in MTC.

     2.2. Nexus Energy Software, Inc. ("Nexus"), develops and licenses its software to utilities and operates a website which targets energy consumers for the purpose of helping them make energy choices. Wayfinder has a 42.6% ownership interest in Nexus.

     2.3. Separation Technologies, Inc. ("STI"), is a provider of ash processing equipment, project financing, operations and marketing services related to its equipment. Wayfinder has a 5.02% ownership interest with a voting stock ownership interest of 5.67% in STI.

3. NEES Energy, Inc. ("NEES Energy") is an energy marketing subsidiary of National Grid USA. As of March 31, 2000, NEES Energy had total assets of $204 million, operating revenue of $530 million and a net loss of $8.2 million for the 12 months to date.

     3.1. AllEnergy Marketing Company, L.L.C. ("AllEnergy") is a subsidiary of NEES Energy. AllEnergy markets energy products and provides a wide range of energy-related services including, but not limited to, marketing, brokering and sales of energy, audits, fuel supply, repair, maintenance, construction, operation, design, engineering and consulting to customers in the competitive power markets of New England and New York. As of March 22, 2000, AllEnergy is a business held for sale for accounting purposes.

          3.1.1. AllEnergy's subsidiary Texas Liquids, L.L.C. (owned 99% by AllEnergy and 1% by NEES Energy), engages principally in marketing and sales of propane and energy in the New Jersey area.

          3.1.2. AEDR Fuels L.L.C., is engaged in the home heating oil business.

          3.1.3. Weatherwise USA, L.L.C., a company engaged in providing energy management, demand side management and technical services, and utility hedging services to reduce weather-related financial uncertainties for utilities and energy users, is 4.2% owned by AllEnergy.

          3.1.4. AllEnergy's subsidiary, Texas-Ohio Gas, Inc. markets natural gas to industrial and commercial end users throughout the northeast US.

4. Granite State Energy, Inc. ("Granite State Energy") is a non-utility marketing subsidiary of National Grid USA. Granite State Energy provided a range of energy and energy-related services and is currently inactive. At March 31, 2000, Granite State Energy had total assets of $32,042 operating revenues of $306,748 and a net loss of $51,603 for the 12 months to date.

5. New England Power Service Company ("Service Company") changed its name to National Grid USA Service Company Inc. on May 2, 2000 and provides a variety of administrative and consulting services for the National Grid USA system pursuant to a service agreement approved by the Commission in accordance with the requirements of Rule 90. As of March 31, 2000, Service Company had total assets of $222.7 million, operating revenues of $208.2 million and net income of $1.8 million for the 12 months to date. On May 1, 2000, EUA Service Corporation merged into Service Company.

6. Metro West Realty, L.L.C., a subsidiary of National Grid USA conducts real estate investment and management activities.

7. Research Drive L.L.C., a subsidiary of National Grid USA, was formed to facilitate the acquisition of EUA.

8. New England Energy, Inc. ("NEEI"), is a subsidiary of National Grid USA. It owned oil and gas properties that were sold during 1998. NEEI is currently inactive.

9. UNITIL Company ("Unitil"), is a registered holding company located in New England. National Grid USA holds a 0.8% ownership interest in Unitil. National Grid USA acquired the Unitil interest when its predecessor, NEES, exchanged the Unitil interest for NEES' interest in Fitchburg Gas and Electric Company, when that company was merged with Unitil.

10. EUA Cogenex, is an energy services company that employs energy efficient technology and equipment intended to reduce the energy consumption and costs of its customers. Such technology and equipment include: building automation systems, lighting modifications, boiler and chiller replacements, and other mechanical measures such as motors and drives. At March 31, 2000, EUA Cogenex had total consolidated assets of $154.7 million, operating revenues of $49.7 million, and a net loss of $6.4 million for the 12 months to date. EUA Cogenex has entered into a letter of intent with a third party for the sale of the assets of EUA Cogenex. As of April 19, 2000, EUA Cogenex is an asset held for sale for accounting purposes.

     10.1. EUA Citizens Conservation Services, Inc. provided energy related services to public and private multi-family housing. This company was sold on June 2, 2000.

     10.2. EUA Cogenex West (formerly EUA Highland Corporation), is an energy services company that provides energy conservation services in Colorado, Texas, Ohio, North Carolina, and certain mid-western states.

     10.3. Northeast Energy Management, Inc., is a demand side management company.

     10.4. EUA Cogenex-Canada, Inc. is an intermediate holding company.

          10.4.1. EUA Cogenex-Canada Energy Services, Inc., is a company formed to participate in a marketing and development joint venture with Monenco Agra, an Ontario-based engineering firm.

     10.5. EUA WestCoast L.P., is a partnership which operates and monitors existing demand side management and/or energy management services contractual obligations, but does not develop new business. As of March 31, 2000, EUA Cogenex held 50% of the voting control and acted as managing general partner.

     10.6. EUA Energy Capital and Services I, is a partnership which operates and monitors existing demand side management and/or energy management services contractual obligations, but does not develop new business. As of March 31, 2000, EUA Cogenex held 50% of the voting control and acted as managing general partner.

     10.7. EUA Energy Capital and Services II, is a partnership which operates and monitors existing demand side management and/or energy management services contractual obligations, but does not develop new business. As of March 31, 2000, EUA Cogenex held 50% of the voting control and acted as managing general partner.

     10.8. EUA FRC II Energy Associates, is a partnership which operates and monitors existing demand side management and/or energy management services contractual obligations, but does not develop new business. As of March 31, 2000, EUA Cogenex held 50% of the voting control and acted as managing general partner.

     10.9. Micro Utility Partners of America, is a partnership which operates and monitors existing demand side management and/or energy management services contractual obligations, but does not develop new business. As of March 31, 2000, EUA Cogenex held 50% of the voting control and acted as managing general partner.

     10.10. APS Cogenex L.L.C., is a limited liability company formed to develop, engineer and construct projects at the National Cancer Institute in Army Garrison at Fort Detrick, Maryland. As of March 31, 2000, EUA Cogenex also held 50% of the voting power.

11. EUA Energy invests in energy-related projects. At March 31, 2000, EUA Energy had total assets of $33 million, operating revenues of $3.4 million, and a net loss of $16.6 million for the 12 months to date.

     11.1. Separation Technologies, Inc. ("STI"), is a provider of ash processing equipment, project financing, operations and marketing services related to its equipment. EUA Energy currently holds 9.9% of the voting power of STI, which is the only active investment of EUA Energy.

     11.2. EUA BIOTEN, Inc. was formed to develop biomass-fueled generating units.

          11.2.1. BIOTEN Operations ("BIOTEN Operations") Inc., a Tennessee corporation, owns a demonstration facility in Red Boiling Springs, Tennessee.

               11.2.1.1. BIOTEN G.P.M., a corporation organised under the laws of Mauritius, is owned by BIOTEN Operations.

12. EUA Ocean State is an intermediate holding company. As of March 31, 2000, EUA Ocean State had total assets of $48.6 million and net income of $3.9 million for the 12 months to date. On February 14, 2000 EUA, the owner of the interest before EUA and National Grid USA merged, entered into a Letter of Intent with TransCanada Energy Ltd for the sale of Ocean State Power I and Ocean State Power II.

     12.1. Ocean State Power I, is a gas-fired generating unit in the northern Rhode Island-based Ocean State generating station, of which EUA Ocean State owns a 29.9% partnership interest.

     12.2. Ocean State Power II, is a gas-fired generating unit in the northern Rhode Island-based Ocean State generating station, of which EUA Ocean State owns a 29.9% partnership interest.

D. Foreign Utility Companies

1. National Grid Holdings Limited ("National Grid Holdings"), a FUCO, has the following active subsidiaries. In addition to the subsidiaries listed below, National Grid Holdings has a number of dormant subsidiaries (often formed for purposes of potential projects that are not realised) that are not included herein. Except as noted, all entities listed below are organised under the laws of England and Wales.

     1.1. The National Grid Company plc ("NGC"), is the electric transmission company in England and Wales. NGC provides transmission service on a for-profit, non-discriminatory basis and maintains and makes all improvements to optimize access to the transmission system of England and Wales, procures ancillary services on the transmission system, matches supply and demand and manages the daily system of half-hourly bids for competing generators. NGC is subject to regulatory controls overseen by the Director General of Electricity Supply. NGC has seven active subsidiaries, as follows:

          1.1.1. NGC Nominees Limited serves as a shareholder for a number of National Grid group entities, as it is customary in the UK to have more than one shareholder in most corporate entities. This company is not otherwise an operating entity.

          1.1.2. Datum Solutions Limited is engaged in providing metering services in the United Kingdom at entry and exit points of the transmission system, and more widely to customers in the competitive market.

          1.1.3. ESIS Limited operates the computer systems needed to calculate prices and payments due as a result of the daily trading of power across England and Wales.

          1.1.4. Energy Pool Funds Administration Limited manages the transfer of funds in payments for the energy traded across England and Wales.

          1.1.5. NGC Employee Shares Trustee Limited serves as trustee in respect of the National Grid Profit Sharing Scheme and Employee Benefit Trust, which are trusts set up for employees of the National Grid group. The company does not have any independent operations.

          1.1.6. NGC Leasing Limited is engaged in the leasing of motor vehicles for use by employees of the National Grid group.

          1.1.7. NGC Properties Limited owns and develops property that is not used for the operation of the transmission system, usually with a view toward eventual sale.

     1.2. EnMO Limited in which National Grid Holdings owns 75% was formed to operate the final day (balancing) gas market in Great Britain.

     1.3. National Grid Insurance Limited is a company organised in Guernsey in connection with the self-insured retention of NGC's transmission assets. National Grid Holdings holds all of the outstanding ordinary shares of National Grid Insurance and an unaffiliated bank holds its outstanding preference shares.

     1.4. National Grid International Limited is the intermediate holding company for a number of National Grid Holding's current or planned non-U.K. investments, including operations in South America, India, Africa, Continental Europe and the U.S. National Grid International has four direct and a number of indirect subsidiaries and one associate company, as follows:

          1.4.1. National Grid Overseas Limited is an intermediate holding company above all of the South American and African interests held by National Grid Holdings.

               1.4.1.1.   National   Grid   Holdings  BV  is  organised  in  the
               Netherlands and is a holding company for operations in Brazil, Argentina and Zambia.

                    1.4.1.1.1. National Grid Indus BV is organised in the Netherlands and is a business development vehicle.

                    1.4.1.1.2. National Grid India BV, another Netherlands organised company, was formed to hold National Grid Holdings electricity transmission investments in India.

                    1.4.1.1.3. NGC do Brazil Participacoes Ltda, a Brazilian company, was formed to provide project development services in Brazil to National Grid International Limited.

                    1.4.1.1.4. National Grid Brazil BV, a Netherlands organised company, owns, directly or indirectly, all or part of three entities formed under the laws of Brazil.

                         1.4.1.1.4.1. JVCO Participacoes Ltda, of which National Grid Brazil BV owns 50%, is a telecommunications joint venture vehicle for the National Grid group, France Telecom and Sprint Corporation.

                              1.4.1.1.4.1.1 Holdco Participacoes Ltda ("Holdco") is a 100% subsidiary of JVCO Participacoes Ltda and is a joint venture vehicle for the National Grid groups' Brazilian telecom operations.

                                   1.4.1.1.4.1.1.1.   Intelig   Telecomunicacoes
                                   Ltda is a 100% subsidiary of Holdco and is engaged in telecommunications in Brazil.

                    1.4.1.1.5. National Grid Zambia BV, a company formed under the laws of the Netherlands, owns the National Grid group's interest in Copperbelt Energy Corporation plc ("Copperbelt").

                         1.4.1.1.5.1. Copperbelt, a Zambian corporation is some 39% owned by National Grid Zambia BV and is engaged in generating, buying, selling and transmitting electricity to meet the needs of the copper mining region of Zambia. Another unrelated registered holding company, CINergy, also owns a significant interest in Copperbelt.

                    1.4.1.1.6. National Grid Finance BV is a company formed under the laws of the Netherlands that serves as a holding company for operations in Argentina.

                         1.4.1.1.6.1. Compania Inversora En Transmicion Electrica Citelec S.A. ("Citelec") (42.5% interest held by the National Grid group), is a holding company for the Transener business.

                              1.4.1.1.6.1.1. Compania de Transporte de Energia Electrica en Alta Tension Transener S.A ("Transener"), in which Citelec holds an approximately 65% interest, is the owner of the primary electricity transmission system that services Argentina.

                                   1.4.1.1.6.1.1.1. Empresa de Transporte de Energia Electrica por Distribucion Troncal de la Provincia de Buenos Aires Sociedad Anonima ("Transba"), is a regional transmission system owner in Argentina and is 90% owned by Transener.

                    1.4.1.1.7. National Grid Brazil Transmission BV is a company formed under the laws of the Netherlands and is a business development vehicle.

                    1.4.1.1.8. National Grid Poland BV a company formed under the laws of the Netherlands will be a holding company for the National Grid group's 23.75% interest in NG Koleje Telekomunikacja SPz.o.o., a Polish telecommunications joint venture (which interest is currently held by National Grid International Limited).

                    1.4.1.1.9. National Grid Holland Limited is an investment company.

          1.4.2. Teldata International Limited is a holding company for US companies involved in billing and energy service operations.

               1.4.2.1. Teldata Solutions Inc. is a Delaware corporation that provides complete, end-to-end, automated metering and billing solutions for electric, gas and water utilities and energy service providers.

                    1.4.2.1.1. FirstPoint Services Inc. is a Delaware corporation engaged in providing billing software solutions for electric, gas and water utilities and energy service providers.

          1.4.3. NG US I, Inc., formerly National Grid (USA), researches possible investment and acquisition opportunities in North America.

          1.4.4. National Grid (Isle of Man) Limited is a holding company and is organised under the laws of the Isle of Man.

               1.4.4.1. Manx Cable Company Limited, in which National Grid (Isle of Man) Limited owns 50% is organised under the laws of the Isle of Man and was established for the purpose of developing an undersea electrical connector between England and the Isle of Man. It is a joint venture with the Manx Electricity Authority.

          1.4.5 NG Koleje Telekomunikacja SPz.o.o, in which National Grid International Limited currently holds a 23.75% interest is organised under the laws of Poland and is a joint venture vehicle involved in telecommunications activities in Poland.

     1.5. The National Grid Group Quest Trustee Company Limited serves as trustee with respect to the National Grid Group Qualifying Share Trust, which is a trust established for employees of the National Grid group. This company does not have any independent operations.

     1.6. NGG Telecoms Holdings Limited is an intermediate holding company.

     1.7 National Grid Jersey Holdings Limited, (a Jersey organised company) is an intermediate holding company for part of National Grid Holdings' interest in Energis plc.

          1.7.1 National Grid Three Limited is an intermediate holding company for part of National Grid Holdings' interest in Energis plc.,

               1.7.1.1 NGG Telecoms Limited is an intermediate holding company.

                    1.7.1.1.1. Energis plc, in which the National Grid group has a 36.3% interest is a company listed on the London Stock Exchange and on NASDAQ and is the parent company of the Energis group. Further information about Energis plc's business and subsidiaries is contained in its Form 20-F dated June 10, 1999 SEC file number 0-29552.

     1.8 National Grid Four Limited is an intermediate holding company for part of National Grid Holdings' interest in Energis plc.

     1.9 NGG Telecoms Investment Limited is an intermediate holding company for part of National Grid Holdings' interest in Energis plc.

     1.10. NatGrid Finance Holdings Limited provides financial management services to National Grid group companies.

          1.10.1. NatGrid Finance Limited provides financial management services to National Grid group companies.

               1.10.1.1. NG Jersey Limited (a Jersey organised company) provides financial management services to National Grid group companies.

               1.10.1.2. NG Investments Limited, (a Jersey organised company) provides financial management services to National Grid group companies.

                    1.10.1.2.1. NatGrid Investments Limited provides financial management services to National Grid group companies.

     1.11. National Grid One Limited provides financial management services to National Grid group companies.

     1.12. National Grid Two Limited provides financial management services to National Grid group companies.

     1.13. National Grid Gold Limited provides financial management services to National Grid group companies.

(b) Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

     By permission of the staff of the Office of Public Utility Regulation (the "Staff"), the information required by Item 5(b) is omitted.


                                    PROPERTY

6 Describe briefly the general character and location of the principal plants, properties and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

     (Note: By permission of the Staff information about the principal plants, properties and other important physical assets of National Grid and the Intermediate Companies only is stated).

     ------------------------------------------------------------------------------------------------------
     LANDLORD               TENANT                  DATE OF LEASE    LOCATION                ANNUAL RENTAL
     ------------------------------------------------------------------------------------------------------
     Scottish Mutual        NationalGrid            24 March 2000    Office premises         (pound)700,000
                                                                     15 Marylebone Road
                                                                     London
     ------------------------------------------------------------------------------------------------------
     Etude                  National Grid           November 1999    2nd Floor               LUF 450,000
     Arendt & Medernach     (Ireland) 1 Limited                      6 Avenue Pasteur
                            and National Grid                        L-2310
                            (Ireland) 2 Limited                      Luxembourg
     ------------------------------------------------------------------------------------------------------

                             INTERSTATE TRANSACTIONS

7 For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:

     The following companies are the only public utility companies in the National Grid group that engage in the transmission of electric energy or gas in interstate commerce.

Total Annual Sales                                 Electric Energy     Gas
Granite State Electric Company                           kwh           mcf
Interstate Transactions:

     Name of State                                 New Hampshire
Delivered out of State........................     __
Received from out of State....................     728,529,000         N/A

Total Annual Sales                                 Electric Energy     Gas
Massachusetts Electric Company                           kwh           mcf
Interstate Transactions:

     Name of State                                 Massachusetts
Delivered out of State........................            153,000
Received from out of State....................     15,709,574,000      N/A

Total Annual Sales                                 Electric Energy     Gas
Nantucket Electric Company                               kwh           mcf
Interstate Transactions:

     Name of State                                 Massachusetts
Delivered out of State........................     __
Received from out of State....................     115,264,000         N/A

Total Annual Sales                                 Electric Energy     Gas
The Narragansett Electric Company                        kwh           mcf
Interstate Transactions:

     Name of State                                 Rhode Island
Delivered out of State........................           656,000
Received from out of State....................     4,678,841,000       N/A

Total Annual Sales                                 Electric Energy     Gas
New England Power Company                                kwh           mcf
Interstate Transactions:

     Name of State                                 Massachusetts
Delivered out of State........................     2,955,423,000
Received from out of State....................     1,349,031,000       N/A


                             SECURITIES OUTSTANDING

8 Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

     (Note: By permission of the Staff information in response to this Item relating to any subsidiary of National Grid Holdings is excluded.)


                                   FUNDED DEBT

8(a) For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed: (Do not include here any contingent liabilities reported under paragraph 8(c)).

                              As of March 31, 2000

------------------------------------------------------------------------------------------------------------------
            Col. A                              Col. B                  Col. C         Col. D        Cols. E-I
------------------------------------------------------------------------------------------------------------------
                                                                        Amount      Amount Issued   [Omitted by
        Name of Obligor                     Title of Issue            Authorised    less Retired     Permission
                                                                                                       of the
                                                                          US$            US$           Staff]
------------------------------------------------------------------------------------------------------------------
The National Grid Group plc              6% EPICs due 2003/6/         401,163,000   401,163,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series S, Issue 92-2           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series S, Issue 92-9          10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series R, Issue 92-6          10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series S, Issue 92-11          5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series S, Issue 92-12         10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series T, Issue 93-2          20,000,000    20,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series U, Issue 93-1           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series U, Issue 94-6          10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series U, Issue 95-1          10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series U, Issue 95-2          10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series U, Issue 95-7           9,000,000     9,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series V, Issue 95-1          10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series V, Issue 96-1          20,000,000    20,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series T, Issue 93-7           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series T, Issue 93-8           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series T, Issue 93-10         10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series T, Issue 93-11         10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series V, Issue 98-3          25,000,000    25,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series R, Issue 92-3           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series S, Issue 92-5          10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series S, Issue 92-10          5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series T, Issue 93-4          10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series T, Issue 93-6           3,000,000     3,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series T, Issue 93-9           7,000,000     7,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series U, Issue 93-2          10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series U, Issue 93-3           1,000,000     1,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series U, Issue 94-1          10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series U, Issue 94-2           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series U, Issue 94-3           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series U, Issue 94-4           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series U, Issue 94-5           1,000,000     1,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series U, Issue 95-6           3,000,000     3,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series V, Issue 95-2          10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------

----------
/6/  National  Grid has issued 14.7m Equity Plus Income  Convertible  Securities
     ("EPICs")  in  the  form  of  6%   mandatorily   exchangeable   bonds  2003
     ("exchangeable  bonds")  in the  aggregate  principal  amount of US dollars
     401.2m. The EPICs are exchangeable,  subject to certain  exceptions,  on or prior  to  April  26,  2003  at the  option  of the  holders  of the  bonds
     ("bondholders")   into  ordinary  shares  of  Energis  plc,  an  associated
     undertaking.  If the EPICs are  redeemed  at the option of the  bondholders prior to May 3, 2003,  the National Grid group will deliver  0.8333 Energis plc shares per EPICs.  On May 3, 2003,  the number of Energis plc shares to be  delivered  by the  National  Grid  group in  respect  of each  EPICs is dependent  upon the  Energis plc share price at that date and ranges from a maximum of one, if the share price is (pound)16.50 or less, to a minimum of
     0.8333 if the share price is (pound)19.80 or more.
----------

                                       20

------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series V, Issue 95-3          10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series V, Issue 95-4          10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series V, Issue 97-1          15,000,000    15,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series V, Issue 98-1          20,000,000    20,000,000
------------------------------------------------------------------------------------------------------------------
Massachusetts Electric Company           Series V, Issue 98-2           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series U, Issue 92-5           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series U, Issue 92-8          10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series U, Issue 92-4          15,000,000    15,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series U, Issue 93-1           7,500,000     7,500,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series U, Issue 93-2           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series U, Issue 93-4           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series V, Issue 94-4           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series V, Issue 94-6          10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series U, Issue 93-3           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series S                      20,200,000    20,200,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series T                      17,000,000    17,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series U, Issue 93-5           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series U, Issue 94-1           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series V, Issue 94-1           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series V, Issue 94-5           5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series V, Issue 95-2          10,000,000    10,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series V, Issue 95-3           7,000,000     7,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series W, Issue 95-1          16,000,000    16,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series W, Issue 96-1           2,000,000     2,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series W, Issue 97-1           3,000,000     3,000,000
------------------------------------------------------------------------------------------------------------------
The Narragansett Electric Company        Series W, Issue 97-2           7,000,000     7,000,000
------------------------------------------------------------------------------------------------------------------
Granite State Electric Company           9.44% Note Due 2001            5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
Granite State Electric Company           7.37% Note Due 2023            5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
Granite State Electric Company           7.94% Note Due 2025            5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
Granite State Electric Company           7.30% Note Due 2028            5,000,000     5,000,000
------------------------------------------------------------------------------------------------------------------
Nantucket Electric Company               1996 MIFA Issue               24,500,000    24,500,000
------------------------------------------------------------------------------------------------------------------
Nantucket Electric Company               1991 MIFA Issue                3,200,000     3,200,000
------------------------------------------------------------------------------------------------------------------
New England Hydro Finance Company, Inc   Series A                      12,470,000    12,470,000
------------------------------------------------------------------------------------------------------------------
New England Hydro Finance Company, Inc   Series B                      51,830,000    51,830,000
------------------------------------------------------------------------------------------------------------------
New England Hydro Finance Company, Inc   Series C                      46,270,000    46,270,000
------------------------------------------------------------------------------------------------------------------
New England Power Company                CDA Variable Rate PCRBs       38,500,000    38,500,000
------------------------------------------------------------------------------------------------------------------
New England Power Company                MIFA 1 Variable Rate PCRBs    79,250,000    79,250,000
------------------------------------------------------------------------------------------------------------------
New England Power Company                BFA 1 Variable Rate PCRBs    135,850,000   135,850,000
------------------------------------------------------------------------------------------------------------------
New England Power Company                BFA 2 Variable Rate PCRBs     50,600,000    50,600,000
------------------------------------------------------------------------------------------------------------------
New England Power Company                MIFA 2 Variable Rate PCRBs   106,150,000   106,150,000
------------------------------------------------------------------------------------------------------------------
New England Electric Transmission        8.8% Note Due 2006            10,458,000    10,458,000
Corporation
------------------------------------------------------------------------------------------------------------------


                                  CAPITAL STOCK

8(b) For each class of capital stock including certificates of beneficial interest give information both in number of shares and in dollar amounts:
     (Do not include here any warrants, options or other securities reported under paragraph 8(d).)


                               As of May 31, 2000


---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
       Col. A               Col. B          Col. C         Col. D        Col. E        Col. F                         Cols. G-I
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
   Name of Issuer       Title of Issue      Amount         Amount      Additional      Amounts                       [Omitted by
                                          Authorised      Reserved       Amount        issued                       Permission of
                                          by Charter        for         Unissued    (Col. C less                     the Staff]
                                           (Shares)       Options,      (Shares)     Cols. D&E)
                                                         Warrants,
                                                        Conversion
                                                          & Other
                                                          Rights
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
                                                                                       Shares       US$/(pound)stg
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
The National Grid      Ordinary Shares   2,125,000,000       -         640,390,097  1,484,609,903  (pound)
Group                                                                                               7,645,741,000
plc
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
National Grid          Ordinary Shares     100,000,000       -                   -    100,000,000  (pound)
Holdings Limited                                                                                      100,000,000

                       `A' Shares                1,000       -                   -          1,000    (pound)1,000
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------

                                       21

National Grid (US)
Holdings Limited       Ordinary Shares   1,000,000,000       -         999,868,748        131,252  (pound)131,252

---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
National Grid (US)     Ordinary                  1,000       -                 700            300      (pound)300
Investments            Shares

                       Redeemable              225,000       -                   -        225,000  (pound)225,000
                       Preference
                       Shares
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
National Grid
(Ireland) 1 Limited    Ordinary shares         500,000       -             237,635        262,365   US$13,118,250

                       Preference            3,500,000       -           2,759,935        740,065   US$37,003,250
                       shares
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
National Grid

(Ireland) 2 Limited    Ordinary              4,000,000       -           3,254,192        745,808   US$37,290,400
                       Shares
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
National Grid

General Partnership/7/ -                             -       -                   -              -
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
National Grid USA      Common Stock              3,000        -              2,000          1,000         US $100
                       par value $0.1
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
New England Power      Common Stock          6,449,896       -           2,830,000      3,619,896   US$72,397,920
Company                par value $20


                       Cumulative               15,672       -                   -         15,672    US$1,567,200
                       Preferred
                       Stock, $100 par
                       value
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
Massachusetts          Common Stock          2,398,111       -                   -      2,398,111   US$59,952,775
Electric Company       par value $25

                       4.44%                    27,615       -                   -         27,615    US$2,761,500
                       Cumulative
                       Preferred
                       Stock, $100 par
                       value

                       4.76%                    25,130       -                   -         25,130    US$2,513,000
                       Cumulative
                       Preferred
                       Stock, $100 par
                       value

                       6.99%                    54,000       -                   -         54,000    US$5,400,000
                       Cumulative
                       Preferred
                       Stock, $100 par
                       value
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
The Narragansett       Common Stock          1,132,487       -                   -      1,132,487   US$56,624,350
Electric Company       par value $50

                       4.50%                    49,209       -                   -         49,209    US$2,460,450
                       Cumulative
                       Preferred Stock
                       par value $50

                       4.64%                    57,057       -                   -         57,057    US$2,852,850
                       Cumulative
                       Preferred
                       Stock, par
                       value $50

                       6.95%                    38,500       -                   -         38,500    US$1,925,000
                       Cumulative
                       Preferred
                       Stock, par
                       value $50
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
Granite State          Common Stock,            60,400       -                   -         60,400    US$6,040,000
Energy, Inc.           par value $100
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
Nantucket Electric     Common Stock,             1,200       -               1,199              1            US$1
Company                par value $1
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------

----------
/7/  National Grid General  Partnership is a partnership and not a company.  The interests of the two partners are as follows:-
     26% National Grid Ireland (1) Limited
     74% National Grid Ireland (2) Limited.

----------
                                       22

New England            Class A Common       13,705,000       -          10,784,710      2,920,290   US$29,202,900
Hydro-Transmission     Stock, par
Electric Company, Inc  value $1
                       Class B Common           295,00       -              90,290        204,710    US$2,047,100
                       Stock, par
                       value $1

                       Class A Common           88,000       -              73,983         14,017   US$14,017,000
                       Stock, par
                       value $5

                       Class B Common            2,000       -               1,017            983      US$983,000
                       Stock, par
                       value $5
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
New England Electric   Common Stock,               300       -                 238             62       US$62,000
Transmission           par value $5
Corporation
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
New England Hydro      Common Stock,             1,000       -                   -          1,000       US$10,000
Finance Company, Inc.  par value $1
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
NEES Energy, Inc.      Common Stock,             1,000       -                   -          1,000        US$1,000
                       par value $1
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
Granite State          Common Stock,             1,000       -                   -          1,000        US$1,000
Energy, Inc.           par value $1
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
Wayfinder Group, Inc.  Common Stock,            10,000       -               9,000          1,000        US$1,000
                       par value $1
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
NEES Communications,   Common Stock,            10,000       -                   -         10,000       US$10,000
Inc                    par value $1
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
New England Energy     Common Stock,           250,000       -             247,500          2,500        US$2,500
Inc.                   par value $1
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------
National Grid USA      Common Stock,             4,000       -               3,997              3           US$75
Service Company, Inc.  par value $25
---------------------- ----------------- -------------- ------------- ------------- -------------- --------------- ----------------


                             CONTINGENT LIABILITIES

8(c) A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

     There are no guarantees of securities issued by National Grid, National Grid Holdings or the Intermediate Companies.

     Under support agreements for phase two of the interconnection between the electric systems of New England and Hydro-Quebec, NEP has agreed to guarantee its share of the project debt financing for the second phase. At March 31, 2000 NEP had guaranteed approximately $20 million of project debt.


                                OTHER SECURITIES

8(d) A statement of the amount of  warrants,  rights or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorised. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptances which mature within nine months.

     Wayfinder has 100,000 warrants each exercisable for one common share of Nexus at any time over the next ten years, 50,000 at an exercise price of US$0.65 and the remaining 50,000 at an exercise price of US$1.67.


                        INVESTMENTS IN SYSTEM SECURITIES

9 Give a tabulation showing the principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amounts at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in answer to Item 8.

                               As of May 31, 2000

  ------------------ --------------- ---------------- --------------- ----------- -------------- -----------------------
  Acquiring Company  Issuing         Type of          No of shares    Par Value   Original Cost        Book Value
  (beneficial        Company         Security         (beneficial
  owner)                                              interest)/units
                                                      held by
                                                      Acquiring
                                                      Company
  ------------------ --------------- ---------------- --------------- ----------- -------------- -----------------------
  The National       National Grid   Ordinary Shares     100,000,000    (pound)1             7a    (pound)1,973,181,634
  Grid Group plc     Holdings
                     Limited
   ------------------ --------------- ---------------- --------------- ----------- -------------- -----------------------
  The National       National Grid   Preference                1,000    (pound)1(pound)23,683,625       (pound)53,697,828
  Grid Group plc     Holdings        Shares
                     Limited
  ------------------ --------------- ---------------- --------------- ----------- -------------- -----------------------
  The National       National Grid   Ordinary Shares         131,252    (pound)1             7b          (pound)341,877
  Grid Group plc     (US) Holdings
                     Limited
  ------------------ --------------- ---------------- --------------- ----------- -------------- -----------------------
  National Grid      National Grid   Ordinary Shares             300    (pound)1             7c          (pound)165,059
  (US) Holdings      (US)
  Limited            Investments
  ------------------ --------------- ---------------- --------------- ----------- -------------- -----------------------
  The National       National Grid   Redeemable                  225    (pound)1  (pound)23,909           (pound)23,909
  Grid Group plc     (US)            Preference
                     Investments     Shares
  ------------------ --------------- ---------------- --------------- ----------- -------------- -----------------------
  National Grid      National Grid   Redeemable              224,775    (pound)1(pound)23,885,408       (pound)23,885,408
  (US) Holdings      (US)            Preference
  Limited            Investments     Shares
  ------------------ --------------- ---------------- --------------- ----------- -------------- -----------------------
  National Grid      National Grid   Ordinary Shares               1       US$50             7d               (pound)32
  (US) Holdings      (Ireland) 1
  Limited            Limited
  ------------------ --------------- ---------------- --------------- ----------- -------------- -----------------------
  National Grid      National Grid   Ordinary Shares         262,364       US$50             7d      (pound)650,073,875
  (US) Investments   (Ireland) 1
                     Limited
  ------------------ --------------- ---------------- --------------- ----------- -------------- -----------------------
  National Grid      National Grid   Preference              740,065       US$50             7e    (pound)1,850,162,500
  (US) Investments   (Ireland) 1     Shares
                     Limited
  ------------------ --------------- ---------------- --------------- ----------- -------------- -----------------------
  National Grid      National Grid   Ordinary Shares         745,807       US$50             7f        US$2,960,260,000
  (Ireland) 1        (Ireland) 2
  Limited            Limited
  ------------------ --------------- ---------------- --------------- ----------- -------------- -----------------------
  National Grid      National Grid   Ordinary Shares               1       US$50             7f               (pound)28
  (US) Holdings      (Ireland) 2
  Limited            Limited
  ------------------ --------------- ---------------- --------------- ----------- -------------- -----------------------

     Notes:

     7a National Grid Holdings issued the shares on March 25, 1999 as consideration for the entire issued share capital of NGC, NatGrid Finance Limited, National Grid Insurance Limited, The National Grid Group Quest Trustee Company Limited and NGG Telecoms Limited.

     7b 99,998 shares were issued as consideration for 1000 shares in National Grid USA (then called NGG Holdings Inc). 31,250 shares were issued as consideration for 500 shares in National Grid (Ireland) 1 Limited and 500 shares in National Grid (Ireland) 2 Limited.

          2 shares were issued as  consideration  for 2 shares in National  Grid
          (US) Investments and 2 shares in National Grid (US) Investments 2. 2 subscriber shares were issued for (pound)2 cash.

     7c 98 shares were issued as consideration for the issue of a promissory note by National Grid (US) Holdings Limited in the sum of (pound)1,965 million. 100 shares were issued as consideration for 5807 ordinary shares in National Grid (Ireland) 2 Limited. 100 shares were acquired from National Grid (US) Investments 2 for $1,040 million. 2 shares were acquired from National Grid as consideration for the issue of 1 share by National Grid (US) Holdings Limited.

     7d 260,000 shares in National Grid (Ireland) 1 Limited were acquired the consideration being the issue of 100 shares by National Grid (US)
          Investments. 2,364 shares were acquired from National Grid (US) Holdings Limited for (pound)75,000. National Grid (US) Holdings Limited issued 31 shares as consideration for 1 share in National Grid (Ireland) 1 Limited.

     7e Shares were issued as consideration for the acquisition of 745,807 shares in National Grid (Ireland) 2 Limited.

     7f 745,807 shares were acquired in National Grid (Ireland) 2 Limited the consideration being the issue of 740,065 $50 preference shares at a premium of $3,950 per share. 1 share was issued to National Grid (US) Holdings Limited for $50.

(Note: By permission of the Staff information in response to this Item relating to any subsidiary of National Grid Holdings is excluded).

Information in response to this Item relating to the National Grid USA companies and the former EUA companies was supplied to the Commission in Item 1 to their Annual Reports on Form U5S for the year ended December 31, 1999. See file numbers 001-003446, filed on May 2, 2000 and 001-05366, filed on May 1, 2000, respectively. Item 1 from each of those reports is incorporated herein by reference.


                         INVESTMENTS IN OTHER COMPANIES

10 Give a tabulation showing all investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also show all other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owing such investment or an amount in excess of $25,000 (whichever amount is the lesser). Give principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and amount at which carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in answer to Item 8.

     (Note: By permission of the Staff information in response to this Item relating to any subsidiary of National Grid Holdings is excluded).

     Information in response to this Item relating to the National Grid USA companies and the former EUA companies was supplied to the Commission in
     Item 5 to their Annual Reports on Form U5S for the year ended December 31, 1999. See file number 001-003446, filed on May 2, 2000 and 001-05366, filed on May 1, 2000, respectively. Item 5 from each of those reports is incorporated herein by reference.

     In relation to National Grid, the Intermediate Companies and National Grid Holdings there are none.


                        INDEBTEDNESS OF SYSTEM COMPANIES

11 List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debt accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:

     (Note: By permission of the Staff, this item includes (a) only indebtedness where the aggregate debt owned by any such company to any one person exceeds the greater of: (i) $25,000 or (ii) an amount exceeding 2% of the total of the debt accounts shown on the balance sheet of the debtor; and
     (b) only notes payable and debt securities issued and not trade accounts payable. By permission of the Staff information in response to this Item relating to any subsidiary of National Grid Holdings is excluded except where such subsidiary owes a debt to an associate company that is not a direct or indirect subsidiary of National Grid Holdings).

     (a)  Debts owed to associate companies as of March 31, 2000.


         ------------------------------------------------------------------------------------------------------------------
         Lender                            Borrower                              Amount Owed Rate of Interest Date of
                                                                                                              Maturity
         ------------------------------------------------------------------------------------------------------------------
         The National Grid Company plc     The National Grid Group plc    (pound)695,456,973                - On Demand

         National Grid Holdings Ltd        The National Grid Group plc    (pound)565,338,944                - On Demand

         National Grid Holdings Ltd        National Grid (US) Holdings     (pound)22,927,050                - On Demand
                                           Ltd

         The National Grid Group plc       National Grid International      (pound)4,500,000                - On Demand
                                           Ltd

         The National Grid Group plc       National Grid International     (pound)16,922,150            6.48% 18/01/09
                                           Ltd

         The National Grid Group plc       National Grid International        US$192,750,000                - On Demand
                                           Ltd

         The National Grid Group plc       National Grid International          US$9,200,000                - On Demand
                                           Ltd

         The National Grid Group plc       NatGrid Finance Holdings Ltd   (pound)552,589,236                - On Demand

         The National Grid Group plc       National Grid One Ltd           (pound)53,697,828                - On Demand

         The National Grid Group plc       NatGrid Investments Ltd        (pound)111,005,400                - On Demand

         The National Grid Group plc       NGG Telecoms  Investment Ltd   (pound)242,550,000                - On Demand

                                       26

         NatGrid Finance Holdings Ltd      The National Grid Group plc     (pound)14,484,705                - On Demand

         NGG Telecoms Ltd                  The National Grid Group plc    (pound)486,882,577                - On Demand

         NGG Telecoms Holdings Ltd         The National Grid Group plc    (pound)211,937,610            6.25% On Demand

         National Grid (US) Holdings Ltd   The National Grid Group plc     (pound)22,500,000                - On Demand

         National Grid (US) Holdings Ltd   National Grid (US)               US$3,964,514,934            7.86% 19/06/00
                                           Investments

         National Grid USA                 National Grid (US) Holdings        US$620,000,000           6.125% On Demand
                                           Ltd

         The National Grid Group plc       National Grid (US) Holdings      US$3,380,000,000            7.96% On Demand
                                           Ltd

         National Grid (Ireland) 2 Ltd     National Grid General            US$1,983,200,000           8.405% 22/03/05
                                           Partnership

         National Grid (Ireland) 1 Ltd     National Grid General              US$696,800,000           8.405% 22/03/05
                                           Partnership

         National Grid USA Moneypool       New England Power Service                $400,000           6.416% On Demand
                                           Company

         National Grid USA Moneypool       Massachusetts Electric Company        $35,725,000           5.941% On Demand

         National Grid USA Moneypool       The Narrangansett Electric            $1,9000,000           5.941% On Demand
                                           Company

         National Grid USA Moneypool       New England Electric                   $3,850,000           6.416% On Demand
                                           Transmission Corporation

         National Grid USA Moneypool       Nantucket Electric Company                $25,000           6.416% On Demand

         New England Power Company         National Grid USA Moneypool          $223,425,000           5.777% On Demand

         Granite State Electric Company    National Grid USA Moneypool            $7,325,000           5.777% On Demand

         National Grid USA                 National Grid USA Moneypool          $102,300,000           5.777% On Demand

         New England Hydro-Transmission    National Grid USA Moneypool            $4,250,000           5.777% On Demand
         Electric Company, Inc.

         New England Hydro-Transmission    National Grid USA Moneypool            $2,725,000           5.777% On Demand
         Electric Company, Inc.

         New England Energy, Inc.          National Grid USA Moneypool            $9,900,000           5.777% On Demand

         National Grid USA                 NEES Energy, Inc.                    $212,046,755              N/A On Demand

         National Grid USA                 Wayfinder Group, Inc.                 $12,100,999              N/A On Demand

         National Grid USA                 NEES Communications, Inc.             $45,635,000              N/A On Demand

         National Grid USA                 Metrowest Realty, Inc                  $8,426,692              N/A On Demand

         National Grid USA                 New England Energy, Inc.              $23,593,827              N/A Various
                                                                                                              2006-2015

         National Grid USA                 Granite State Electric Company           $445,000              N/A On Demand


     (b)  Debts owed to others as of March 31, 2000


----------------------------------------------------------------------------------------------------------------------
Name of Debtor                Name of Creditor            Amount Owed         Rate of Interest      Date of Maturity
----------------------------------------------------------------------------------------------------------------------
The National Grid Group plc   Syndicated Facility Banks   US$ 500,000,000           6.7%            March 2004

The National Grid Group plc   Syndicated Facility Banks   US$ 1,100,000,000         6.7%            March 2002

The National Grid Group plc   Various Commercial Banks    (pound) 5,897,058        various          various maturities
                                                                                                    less than one year

                                PRINCIPAL LEASES

12 Describe briefly the principal features of each lease (omitting oil and gas leases) to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.

     (Note: By permission of the Staff, this item (a) includes only leases which involve rental at an annual rate of the greater of (i) $50,000 and (ii) an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (b) information in response to this Item relating to any subsidiary of National Grid Holdings is excluded, except where such subsidiary is a party to a lease in which an associate company that is not a direct or indirect subsidiary of National Grid Holdings is also a party and (c) does not include leases details of which are set out in Item 6).

     -------------------- ---------------------- -------------------------- -------------------- -------------------------
          Landlord/              Company              Premises/Plant            Annual Rent       Frequency of Payments
           Lesser
     -------------------- ---------------------- -------------------------- -------------------- -------------------------
     Bankers Leasing      National Grid USA      PBX System                            $228,939  Monthly
     Corporation          Service Company
     Foster (HY,CA)
     -------------------- ---------------------- -------------------------- -------------------- -------------------------
     Bankers Leasing      National Grid USA      Mailstar Machine                       $73,408  Monthly
     Corporation          Service Company
     -------------------- ---------------------- -------------------------- -------------------- -------------------------
     Bankers Leasing      National Grid USA      Meter Station                          $73,800   Monthly
     Corporation          Service Company
     -------------------- ---------------------- -------------------------- -------------------- -------------------------
     Bankers Leasing      National Grid USA      Telecommunications                    $181,717  Monthly
     Corporation          Service Company        Equipment
     -------------------- ---------------------- -------------------------- -------------------- -------------------------
     Bankers Leasing      National Grid USA      Sprinkler System                       $61,398  Monthly
     Corporation          Service Company
     -------------------- ---------------------- -------------------------- -------------------- -------------------------
     Bankers Leasing      National Grid USA      Westboro Chiller #1                   $123,977  Monthly
     Corporation          Service Company
     -------------------- ---------------------- -------------------------- -------------------- -------------------------
     Bankers Leasing      National Grid USA      Westboro Chiller #2                   $123,977  Monthly
     Corporation          Service Company
     -------------------- ---------------------- -------------------------- -------------------- -------------------------
     Bankers Leasing      National Grid USA      Graphical User Interface              $348,983  Monthly
     Corporation          Service Company
     -------------------- ---------------------- -------------------------- -------------------- -------------------------
     Bankers Leasing      National Grid USA      Lighthouse Computer                   $278,517  Monthly
     Corporation          Service Company
     -------------------- ---------------------- -------------------------- -------------------- -------------------------
     Bankers Leasing      National Grid USA      Tape Library                          $183,350  Monthly
     Corporation          Service Company
     -------------------- ---------------------- -------------------------- -------------------- -------------------------
     Bankers Leasing      National Grid USA      Tape Library Sys #2                    $78,570  Monthly
     Corporation          Service Company
     -------------------- ---------------------- -------------------------- -------------------- -------------------------


                                 SECURITIES SOLD

13 If, during the last five years, the registrant or any subsidiary company thereof has issued, sold or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of the issuer at the time of such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:

     (Note: By permission of the Staff only securities issued sold or exchanged by National Grid, the Intermediate Companies and National Grid Holdings are included. Securities issuances by National Grid USA and its subsidiaries have been reported to the Commission previously on a periodic basis and are also excluded from this Item).


           Securities sold during five years prior to March 31, 2000 :

----------------- ------------------ ---------------------- ---------------- ---------------------------- --------------------
 Title of Issue   Amount Issued or   Proceeds Received by     Approximate         Name of Principal       Underwriters
                        Sold            Issuer (Before        Expenses of           Underwriters             Initial
                                           Expenses)            Issuer                                      Offering
                                                                                                              Price
----------------- ------------------ ---------------------- ---------------- ---------------------------- --------------------
6% EPICs due      US$ 401,163,000    US$ 401,163,000        US$ 10,029,075   HSBC Investment Bank         US$ 27.29
2003                                                                         ABN AMRO Rothschild
                                                                             Credit Suisse First Boston
----------------- ------------------ ---------------------- ---------------- ---------------------------- --------------------


                AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES

14(a)Summarise the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distribution of securities of the registrant or of any subsidiary: /8/

     Certain information regarding agreements of National Grid USA and its subsidiaries with respect to future distribution of securities of National Grid is set forth in the following document, the applicable parts of which are hereby incorporated by reference. Registration Statement on Form S-8 with respect to National Grid USA Companies Incentive Thrift Plan I and National Grid USA Companies Incentive Thrift Plan II (File No 33-33094).

     The National Grid group also operates a Sharesave scheme and an executive share option scheme (the "Executive Scheme").

     The Sharesave scheme is savings related where, under normal circumstances, share options are exercisable on completion of a three or five year save as you earn contract. The exercise price of options granted represents 80% of the market price at the date the option was granted.

----------
/8/ (Note: By permission of the Staff information in response to this Item relating to any subsidiary of National Grid Holdings is excluded, except where such subsidiary and an associate company that is not a direct or indirect subsidiary of National Grid Holdings are parties to or have beneficial interests under the existing agreement with respect to future distributions of securities of any associated company.)
----------

     The Executive Scheme applies to senior executives, including Executive directors. Options granted for the 1997/98, 1998/99 and 1999/00 financial years are subject to the achievement of performance measures related to earnings per share growth over a three year period. The share options are generally exercisable between the third and tenth anniversaries of the date of grant.

     In any ten year period the maximum number of shares that may be issued or issuable pursuant to the exercise of options under all of the National Grid group's share option schemes may not exceed the number of shares representing 10% of National Grid's issued ordinary share capital from time to time.

(b) Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate or affiliate company thereof. /9/

     None, except that the beneficiaries of the share schemes and employee benefit plans referred to above may be deemed to have a financial interest in National Grid or affiliate companies thereof by virtue of their employment relationship with National Grid or such other companies and compensation, benefit and severance agreements and arrangements related to such employment.


                    TWENTY LARGEST HOLDERS OF CAPITAL STOCKS

15 As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

     (Note: This information is provided (a) as of the most recent practicable date and (b) for National Grid only. The beneficial holders of share capital in National Grid Holdings and in each Intermediate Company are shown in the response to Item 9).

     The capital stock of each Intermediate Company is wholly owned by its immediate parent company(ies).

     (a)  List the twenty largest holders in accordance with the table below.

          The twenty largest holders of the common stock of National Grid as of June 5, 2000 being the most recent National Grid ordinary share dividend record date.

          National Grid securities can be held by certificate,  through dividend
          reinvestment  plans,   through  employee  investment  plans,   through
          investment


----------
/9/ (Note: By permission of the Staff information in response to this Item relating to any subsidiary of National Grid Holdings is excluded, except where such subsidiary and an associate company that is not a direct or indirect subsidiary of National Grid Holdings are parties to or have beneficial interests under the existing agreement with respect to future distributions of securities of any associated company.)
----------
          companies, and other street name and nominee accounts. Without unreasonable expenditure of time and money, National Grid has no way to determine the number of shares held by each holder of beneficial interest. Accordingly, National Grid is only able to provide information as to shares registered with National Grid.




                                  NATIONAL GRID
                     TWENTY LARGEST HOLDERS OF CAPITAL STOCK
                             SHAREHOLDERS OF RECORD
                                 AT JUNE 5, 2000

         ------------------------------------------- -------------------------------------- --------------------------------
                       Holder Name(s)                          Number of Shares                            %
         ------------------------------------------- -------------------------------------- --------------------------------
         James Capel/ Nominees/                      95,262,344                             6.4166
         Limited A/C PC
         ------------------------------------------- -------------------------------------- --------------------------------
         Prudential Client HSBC GIS Nominee / UK/    58,420,731                             3.9350
         Limited A/C PAC
         ------------------------------------------- -------------------------------------- --------------------------------
         Chase Nominees Limited                      57,971,136                             3.9048
         ------------------------------------------- -------------------------------------- --------------------------------
         Nutraco Nominees Limited                    38,703,693                             2.6069
         ------------------------------------------- -------------------------------------- --------------------------------
         RBSTB Nominees Limited                      38,582,128                             2.5988
         ------------------------------------------- -------------------------------------- --------------------------------
         Stanlife Nominees Limited                   32,274,504                             2.1739
         ------------------------------------------- -------------------------------------- --------------------------------
         HSBC Global Custody Nominee /UK/ Limited    26,009,572                             1.7519
         A/C 357206
         ------------------------------------------- -------------------------------------- --------------------------------
         Vidacos Nominees Limited                    23,904,332                             1.6101
         ------------------------------------------- -------------------------------------- --------------------------------
         Littledown Nominees Limited A/C R           21,534,923                             1.4505
         ------------------------------------------- -------------------------------------- --------------------------------
         ABN Amro Equities/UK/ Limited A/c HGREP     20,917,140                             1.4089
         001
         ------------------------------------------- -------------------------------------- --------------------------------
         BNY Norwich Union Nominees Limited A/C      20,161,929                             1.3580
         Life
         ------------------------------------------- -------------------------------------- --------------------------------
         Vidacos Nominees Limited                    19,270,768                             1.2980
         A/C BCGN 02
         ------------------------------------------- -------------------------------------- --------------------------------
         The Equitable Life Assurance Society        16,373,058                             1.1029
         ------------------------------------------- -------------------------------------- --------------------------------
         Chase Nominees Limited                      15,516,113                             1.0451
         A/C NewtonUT
         ------------------------------------------- -------------------------------------- --------------------------------
         Chase Nominees Limited                      11,786,271                             0.7938
         A/C BGILIFEL
         ------------------------------------------- -------------------------------------- --------------------------------
         HSBC Global Custody Nominee /UK/ Limited    11,427,079                             0.7697
          A/C 775245
         ------------------------------------------- -------------------------------------- --------------------------------

                                       30

         ------------------------------------------- -------------------------------------- --------------------------------
         The Bank of New York/                       10,568,568                             0.7118
         Nominees Limited
         ------------------------------------------- -------------------------------------- --------------------------------
         Nortrust Nominees Limited                   10,528,886                             0.7092
         A/C SLEND
         ------------------------------------------- -------------------------------------- --------------------------------
         Chase Nominees Limited                      9,878,141                              0.6653
         A/C BGILEND
         ------------------------------------------- -------------------------------------- --------------------------------
         HSBC Global Custody  Nominee /UK/ Limited   9,793,378                              0.6596
         A/C 814410
         ------------------------------------------- -------------------------------------- --------------------------------

          (b) Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.

         ------------------ ---------------------- ----------------- ----------------------------- -------------------------
               Range              Number of               %                Number of Shares                   %
                                  Holdings
         ------------------ ---------------------- ----------------- ----------------------------- -------------------------
         1,000 and above        33,308                 4.30              1,378,842,851                 92.88
         ------------------ ---------------------- ----------------- ----------------------------- -------------------------

          (c) Number of shareholders of record each holding less than 1,000 shares and the aggregate number of shares so held.

         ------------------ ---------------------- ----------------- ----------------------------- -------------------------
               Range              Number of               %                Number of Shares                   %
                                  Holdings
         ------------------ ---------------------- ----------------- ----------------------------- -------------------------
         Less than 1,000    741,677                95.70             105,767,052                   7.12
         ------------------ ---------------------- ----------------- ----------------------------- -------------------------


                        OFFICERS, DIRECTORS AND EMPLOYEES

16(a) Positions and Compensation of Officers and Directors.

     Give the name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company./10/

     State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported./9/


------------------------ ---------------------- --------------------- ------------------------ --------------------------------
         Name                   Address         Company/11/                Positions and        Present Compensation (Annual
                                                                            Employment                      Rate)
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
                                                                                               Omitted by permission of the
                                                                                               Staff
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
J H Ross                 London, England        The National Grid     Chairman
                                                Group plc
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
D H Jones                Fordingbridge,         The National Grid     Chief Executive
                         England                Group plc
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
S J Box                  Byfield, England       The National Grid     Finance Director
                                                Group plc
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
R F W Faircloth          New London USA         The National Grid     Non-Executive Director
                                                Group plc
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
W Gerretsen              Callington, England    The National Grid     Regional Director
                                                Group plc             Latin America
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
J A M Grant              Claverdon, England     The National Grid     Non-Executive Director
                                                Group plc
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
Professor P L Joskow     Brookline, USA         The National Grid     Non-Executive Director
                                                Group plc
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
R G Reynolds             Warwick, England       The National Grid     Non-Executive Director
                                                Group plc
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
R P Sergel               Wellesley, USA         The National Grid     Regional Director,
                                                Group plc             North America
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
R J Urwin                Kidderminster,         The National Grid     Regional Director,
                         England                Group plc             Europe
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
D H Jones                Fordingbridge,         National Grid         Chairman
                         England                Holdings Limited
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
S J Box                  Byfield, England       National Grid         Director
                                                Holdings Limited
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
W Gerretsen              Callington, England    National Grid         Director
                                                Holdings Limited
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
R J Urwin                Kidderminster,         National Grid         Director
                         England                Holdings Limited
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
D H Jones                Fordingbridge,         National Grid (US)    Chairman
                         England                Holdings Limited
                                                AND National Grid
                                                (US) Investments
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
S J Box                  Byfield, England       National Grid (US)    Director
                                                Holdings Limited
                                                AND National Grid
                                                (US) Investments
------------------------ ---------------------- --------------------- ------------------------ --------------------------------



----------
/10/ By  permission  of  the  Staff  (a)  only  the  name  of  each  officer  or director,the  company,  and the titles of the positions  held are included;
     (b)  information  on the  compensation  of officers,  directors and certain employees required by Items 16(a) and (b) are excluded; and (c) information in response to Item 16 relating to any subsidiary of National Grid Holdings is excluded). Information in response to this Item relating to the National
     Grid USA  companies  and the  former  EUA  companies  was  supplied  to the
     Commission in Item 6 to their Annual Reports on Form U5S for the year ended
     December 31, 1999.  See file numbers  001-003446,  filed on May 2, 2000 and
     001-05366,  filed on May 1, 2000,  respectively.  Item 6 from each of those reports is incorporated herein by reference.

/11/ National Grid General Partnership is a partnership and not a company. It is owned by two partners in the  following  shares:  26% National Grid Ireland
     (1) Limited, 74% National Grid Ireland (2) Limited
----------

                                       32

------------------------ ---------------------- --------------------- ------------------------ --------------------------------
W Gerretsen              Callington, England    National Grid (US)    Director
                                                Holdings Limited
                                                AND National Grid
                                                (US) Investments
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
R J Urwin                Kidderminster,         National Grid (US)    Director
                         England                Holdings Limited
                                                AND National Grid
                                                (US) Investments
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
F B Smith                Crick, England         National Grid (US)    Director
                                                Holdings Limited
                                                AND National Grid
                                                (US) Investments
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
M D O'Donovan            Ashtead, England       National Grid (US)    Director
                                                Holdings Limited
                                                AND National Grid
                                                (US) Investments
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
S J Box                  Byfield, England       National Grid         Director
                                                (Ireland) 1 Limited
                                                AND National Grid
                                                (Ireland) 2 Limited
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
GMAF Harles              Luxembourg, GD         National Grid         Director
                         Luxembourg             (Ireland) 1 Limited
                                                AND National Grid
                                                (Ireland) 2 Limited
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
A R Hill                 Weston, USA            National Grid         Director
                                                (Ireland) 1 Limited
                                                AND National Grid
                                                (Ireland) 2 Limited
------------------------ ---------------------- --------------------- ------------------------ --------------------------------
M E Jesanis              Hopkinton, USA         National Grid         Director
                                                (Ireland) 1 Limited
                                                AND National Grid
                                                (Ireland) 2 Limited
------------------------ ---------------------- --------------------- ------------------------ --------------------------------


     (b)  Compensation of Certain Employees.

          As to regular employees of such companies who are not directors or officers of any one of them, list the name, address and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

          Omitted by permission of the Staff.

     (c)  Indebtedness to System Companies.

          As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company and describe briefly the nature and amount of such direct and contingent obligations. /10/

          To the knowledge of National Grid's management, no such obligation exists.

     (d)  Contracts.

          If any such director, trustee or officer as aforesaid:

          (1) has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or,

          (2) either individually or together with the members of his immediate family owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or,

          (3) has any other beneficial interest in an existing contract to which any such company is a party;

          describe briefly the nature of such contract, the names of the parties thereto, the terms thereof and the interest of such officer, trustee or director therein./12/

          To the knowledge of National Grid's management, no such contracts exist.

     (e)  Banking Connections.

          If any such director, trustee or officer, is an executive officer, director, partner, appointee or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under Section 17
          (c) authorises the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

          To the knowledge of National Grid's management, none exist.

----------
/12/ National Grid General  Partnership is a partnership and not a company.  The interests of the two partners are as follows: 26% National Grid Ireland (1) Limited, 74% National Grid Ireland (2) Limited.
----------

                    INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

17 Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

     (Note: By permission of the Staff information in response to this Item relating to any subsidiary of National Grid Holdings is excluded.)

     To the knowledge of National Grid's management no trustee under indentures executed in connection with any outstanding issue of securities of National Grid, National Grid Holdings or National Grid USA or its subsidiaries, has a substantial interest in, or claim against, National Grid, National Grid Holdings, the Intermediate Companies or National Grid USA or its subsidiaries.


                    SERVICE, SALES AND CONSTRUCTION CONTRACTS

18 As to each service, sales or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favourable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

     National Grid's Policies and Procedures Manual for Affiliate Transactions filed as Exhibit B-4 to SEC File No. 70-9473 is incorporated by reference in full response to this Item. Affiliate relationships are otherwise disclosed in National Grid USA's Form U5S filed on May 2, 2000 and the Form U-13-60 filed by New England Power Service Company on May 1, 2000 SEC File No. 049-00012.


                                   LITIGATION

19 Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending: /13/

----------
/13/ By permission of the Staff information in response to this Item relating to any subsidiary of National Grid Holdings is excluded.
----------

     (1) Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

          Narragansett has appealed a RIPUC order requiring Narragansett to refund customers approximately US$1.7 million which NEP has refunded to Narragansett under its transmission tariff. Other parties to the suit are the RIDIV and The Energy Consortium of Rhode Island. The action is pending before the Rhode Island Supreme Court.

     (2) Proceedings involving any franchise claimed by any such company; To the knowledge of National Grid's management there are none.

     (3) Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof; To the knowledge of National Grid's management there are none.

     (4) Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company; To the knowledge of National Grid's management there are none.

     (5) Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

          (a) From 1983 until 1998, NEP was the wholesale power supplier for the Town of Norwood, Massachusetts ("Norwood"). In April 1998, Norwood began taking power from another supplier. Pursuant to a tariff amendment approved by the FERC in May 1998, NEP has been assessing Norwood a contract termination change ("CTC"). Through December 1999, the charges assessed to Norwood amount to approximately US$15 million, all of which remain unpaid. NEP is pursuing a collection action in Massachusetts Superior Court.

               Separately, Norwood filed suit in Federal District Court ("District Court") in April 1997 alleging that NEP's divestiture violated the terms of the 1983 power contract and contravened antitrust laws. The District Court dismissed the lawsuit. On appeal, the First Circuit Court of Appeals ("First Circuit") also consolidated appeals Norwood made from FERC orders approving the divestiture, the wholesale rate settlement between NEP and its distribution affiliates and the CTC tariff amendment. On February 2, 2000, the First Circuit dismissed Norwood's appeal from the FERC order and dismissed its appeal from all but one of Norwood's District Court claims, which relates to the creation of generation market power. On February 28, 2000, and March 3, 2000, respectively, the First Circuit denied Norwood's petition for further review of its District Court claims decision and its decision on the FERC orders. On May 30, 2000, Norwood petitioned the US Supreme Court for review of the First Circuit decisions.

               Norwood has also appealed a 1999 FERC decision that rejected Norwood's challenge to the calculation of the CTC based on the term of the 1983 power contract. On June 12, 2000, Norwood moved to amend its complaint to reassert a claim for rescission with respect to NEP's divestiture. NEP has filed a motion to dismiss.

          (b) Uses, Inc., the manufacturer of an energy savings device, has sued Service Company and the Rocky Mountain Institute, d/b/a E-Source, Inc. (an industry trade publication), for product disparagement and tortious interference resulting primarily from E-Source's publication of an article reviewing Use's device in 1997. Uses alleges that Service Company aided and abetted E-Source in these activities. E-Source, which has recently been acquired by Financial Times, is the primary defendant in the case. Uses claims damages of US$19 million. The suit is pending in U.S. District Court for the District of Conneticut.

EXHIBITS

                                   EXHIBIT A.

Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class of voting securities of each subsidiary owned by the registrant and by each subsidiary company.

A corporate  chart of the National  Grid system is provided  under cover of Form
SE.

                                   EXHIBIT B.

With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organisation, and a copy of its by-laws, rules and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities and preferences of the holders of each class of capital stock described in the answer to Item 8 (b) and those of the holders of any warrants, options or other securities described in the answer to Item 8 (d), and of any limitations on such rights, there shall also be included the text appearing on each certificate, or a copy of each resolution or other document establishing or defining such rights and limitations. The text of each such document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

A copy of the Memorandum of Association and Articles of Association of National Grid Holdings Limited are provided under cover of Form SE.

(Note: By permission of the Staff all other documents called for by this exhibit requirement are excluded. The documents of organisation related to National Grid USA and its subsidiaries have previously been provided to the Commission in response to the requirements of Exhibit B to Form U5S. Similarly, the documents of organisation of National Grid have been provided to the Commission previously as Exhibit A-1 to the merger application (File No. 70-9473). By permission of the Staff (a) information relating to any subsidiary of National Grid Holdings is excluded from the exhibit and (b) the documents of organisation of the Intermediate Companies is excluded and alternative descriptive information is omitted.)

                                   EXHIBIT C.

     (a) With respect to each class of funded debt shown in the answers to Items 8(a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders of such security, and copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

          The  offering  circular  for the  National  Grid  Equity  Plus  Income
          Convertible securities in the form of 6% mandatorily exchangeable bonds due 2003 is provided under cover of Form SE.

     (b) As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in Section 2
          (a) (18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

          (Note: By permission of the Staff all documents in response to Exhibit C related to securities issued by National Grid USA and its subsidiaries and uncompleted contracts for the acquisition of securities, utility assets or any other interest in any business are excluded. By permission of the Staff all such documents relating to any subsidiary of National Grid Holdings are excluded.)

                                   EXHIBIT D.

A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

(Note: In full response to this exhibit requirement there is provided (1) a balance sheet and income statement for National Grid reflecting the consolidated group results (including National Grid USA) in the format used in Form 20-F; (2) individual balance sheets and income statements for each Intermediate Company in either Form 20-F format or US GAAP format, and; (3) a consolidated balance sheet and income statement for National Grid Holdings in Form 20-F format. All financial statements are as of, or for the year ending, March 31, 2000 and will include amounts stated in US dollars and amounts stated in UK sterling by way of a convenience translation based on the exchange rate prevailing at March 31, 2000. By permission of the Staff the financial statements of the subsidiary companies of National Grid Holdings and those of National Grid USA and its subsidiaries are excluded).

                                   EXHIBIT E.

For each public utility company and natural gas producing and pipe line property in the holding company system of the registrant, furnish the following maps (properties of associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively); provided that all maps shall be filed in paper under cover of Form SE 259.603 if submitted by an electronic filer.

     (1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas;

     (2) Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:

          (a)  Generating plants - kind and capacity;

          (b) Transmission lines - voltage, number of circuits, kind of supports, kind and size of conductors;

          (c)  Transmission substations - capacity.

          (d)  Distribution substations - capacity.

          (e) Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises;

     (3)  [not applicable]

     (4)  [not applicable]

(Note: By permission of the Staff the maps required by this exhibit are excluded).

                                   EXHIBIT F.

Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated; provided that electronic filers shall submit such reports in paper format only under cover of Form SE (259.603).

A copy of the annual report for the year ended March 31, 2000 for National Grid only is provided in response to this exhibit requirement under cover of Form SE.

                                   EXHIBIT G.

Furnish a copy of each annual report which the registrant and each public utility subsidiary company thereof shall have filed with any State commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Power Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed;" provided that electronic filers shall submit such reports in paper format only under cover of Form SE (259.603).

The following copies are provided under cover of Form SE:

Annual Returns to the Massachusetts Department of Telecommunications and Energy for the year ended December 31, 1999 for
     a)   Massachusetts Electric Company
     b)   Nantucket Electric Company
     c)   New England Hydro-Transmission Electric Company, Inc.
     d)   New England Power Company.

FERC Form 1: Annual Report of Major Electric Utilities, Licensees and Others for the year ended December 31, 1999 for
     a)   Granite State Electric Company
     b)   Massachusetts Electric Company
     c)   Nantucket Electric Company
     d)   The Narragansett Electric Company
     e)   New England Electric Transmission Corporation
     f)   New England Hydro-Transmission Corporation
     g)   New England Hydro-Transmission Electric Company, Inc.
     h)   New England Power Company.

Applicants file FERC Form 1 with the Rhode Island Public Utilities Commission and the New Hampshire Public Utilities Commission and these reports have been excluded in accordance with the Instructions to Exhibit G.

                                   EXHIBIT H.

Typical forms of service, sales or construction contracts described in answer to
Item 18.

The service contract example included in National Grid's Policies and Procedures Manual for Affiliate Transactions, Exhibit B-4 to SEC File No. 70-9473, is incorporated by reference in response to this exhibit requirement.

This registration statement comprises:

(a)  Pages numbered 1 to 57, consecutively.

(b)  The following Exhibits:

                                INDEX OF EXHIBITS

---------------------------------------------------------- -------------------------------------------------------
EXHIBIT NUMBER                                             DESCRIPTION
---------------------------------------------------------- -------------------------------------------------------
A                                                          Corporate Chart of the National Grid group (Filed under
                                                           Form SE).
---------------------------------------------------------- -------------------------------------------------------
B                                                          Memorandum of Association and Articles of Association
                                                           of National Grid Holdings Limited (Filed under Form SE).
---------------------------------------------------------- -------------------------------------------------------
C                                                          Offering circular for the National Grid Equity Plus
                                                           Income Convertible Securities (Filed under Form SE).
---------------------------------------------------------- -------------------------------------------------------
D                                                          Financial Statements.
---------------------------------------------------------- -------------------------------------------------------
E                                                          Omitted by permission of the Staff.
---------------------------------------------------------- -------------------------------------------------------
F                                                          Annual Report of  National Grid for  year ended
                                                           March 31, 2000 (Filed under Form SE).
---------------------------------------------------------- -------------------------------------------------------
G                                                          Annual Reports to State Commissions and FERC
                                                           (Filed under Form SE).
---------------------------------------------------------- -------------------------------------------------------
H                                                          Typical forms of service, sales or construction
                                                           contracts (Incorporated by reference).
---------------------------------------------------------- -------------------------------------------------------

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrants have caused this registration statement to be duly signed on their behalf in the city of Westborough, and Commonwealth of Massachusetts on the 7th day of July, 2000.

(SEAL)

                           THE NATIONAL GRID GROUP plc
                       NATIONAL GRID (US) HOLDINGS LIMITED
                         NATIONAL GRID (US) INVESTMENTS
                        NATIONAL GRID (IRELAND) 1 LIMITED
                        NATIONAL GRID (IRELAND) 2 LIMITED
                        NATIONAL GRID GENERAL PARTNERSHIP

                            By /s/ Michael E. Jesanis
                               ----------------------
                               Michael E. Jesanis
                               Authorised Representative

Attest:

         /s/ Anthony R. Hill
         -------------------
         Anthony R. Hill
         Authorised Representative


                                  VERIFICATION

State of Massachusetts
County of Worcester

The undersigned, being duly sworn, deposes and says that he has duly executed the attached registration statement dated July 7, 2000, for and on behalf of (a) The National Grid Group plc, (b) National Grid (US) Holdings Limited, (c) National Grid (US) Investments (d) National Grid (Ireland) 1 Limited, (e) National Grid (Ireland) 2 Limited, (f) National Grid General Partnership; that he is authorised to sign on behalf of the registrants; and that all action by stockholders, directors, and other bodies necessary to authorise deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

                                      /s/ Sally Ann Tracy
                                      -------------------
                                      Commission Expires:  February 3, 2006



Subscribed and sworn to before me, a notary public this 7th day of July, 2000.

The National Grid Group plc                                            EXHIBIT D

Group Profit and loss account
for the year ended March 31, 2000






                                                                                                    (pound)m           $m
--------------------------------------------------------------------------------------------      ------------- ---------------
Turnover, including share of joint ventures                                                            1,677.5         2,684.0
Less: share of joint ventures' turnover (continuing operations)                                          (62.8)         (100.5)
--------------------------------------------------------------------------------------------      ------------- ---------------

Group turnover
                                                                                                  ------------- ---------------
- Continuing operations                                                                                1,578.5         2,525.6
- Acquisition                                                                                             36.2            57.9
                                                                                                  ------------- ---------------
                                                                                                       1,614.7         2,583.5
Operating costs                                                                                       (1,042.6)       (1,668.2)
--------------------------------------------------------------------------------------------      ------------- ---------------

Operating profit
                                                                                                  ------------- ---------------
- Continuing operations                                                                                  569.4           911.0
- Acquisition                                                                                              2.7             4.3
                                                                                                  ------------- ---------------
Operating profit of Group undertakings                                                                   572.1           915.3
Share of joint ventures' and associate's operating loss (continuing operations)                          (33.5)          (53.6)
--------------------------------------------------------------------------------------------      ------------- ---------------

Total operating profit
                                                                                                  ------------- ---------------
- Before goodwill amortisation                                                                           546.5           874.4
- Goodwill amortisation                                                                                   (7.9)          (12.7)
                                                                                                  ------------- ---------------
                                                                                                         538.6           861.7
Exceptional profit relating to partial disposal of Energis                                             1,027.3         1,643.7
Net interest                                                                                             (64.9)         (103.8)

--------------------------------------------------------------------------------------------      ------------- ---------------
Profit on ordinary activities before taxation                                                          1,501.0         2,401.6
Taxation
                                                                                                  ------------- ---------------
- Excluding exceptional items                                                                           (123.1)         (196.9)
- Exceptional items                                                                                     (229.5)         (367.2)
                                                                                                  ------------- ---------------
                                                                                                        (352.6)         (564.1)

--------------------------------------------------------------------------------------------      ------------- ---------------
Profit on ordinary activities after taxation                                                           1,148.4         1,837.5

Dividends                                                                                               (205.5)         (328.8)

---------------------------------------------------------------------------------------------     ------------- ---------------
Retained profit                                                                                          942.9         1,508.7
---------------------------------------------------------------------------------------------     ============= ===============

Reconciliation of profit after taxation to US GAAP

UK GAAP

Profit after taxation, excluding exceptional items                                                       350.6           561.0
Exceptional items after taxation                                                                         797.8         1,276.5
---------------------------------------------------------------------------------------------     ------------- ---------------
Net income under UK GAAP                                                                               1,148.4         1,837.5
---------------------------------------------------------------------------------------------     ------------- ---------------

Adjustments to conform with US GAAP

  Deferred taxation                                                                                       (1.4)           (2.2)
  Pensions                                                                                                 5.7             9.1
  Share option schemes                                                                                    (5.4)           (8.6)
  Tangible fixed assets - depreciation on reversal of partial release of impairment provision              3.4             5.4
  Interest rate and currency swaps                                                                        27.9            44.6
  Issue costs associated with EPICs                                                                       (1.8)           (2.9)
  Carrying value of EPICs liability                                                                     (115.0)         (184.0)
  Severance costs                                                                                        (11.3)          (18.1)
  Goodwill - effect of US GAAP adjustments                                                                (0.2)           (0.3)
  Share of associate's adjustments to conform with US GAAP                                               (40.5)          (64.8)
---------------------------------------------------------------------------------------------     ------------- ---------------
Total US GAAP adjustments                                                                               (138.6)         (221.8)
---------------------------------------------------------------------------------------------     ------------- ---------------
Net income under US GAAP                                                                               1,009.8         1,615.7
---------------------------------------------------------------------------------------------     ============= ===============

The profit and loss account is prepared under UK GAAP. The amounts presented above in US dollars are by way of a convenience translation of UK sterling figures, based on the exchange rate at March 31, 2000 of $1.6 =(pound)1.

Rate of exchange 1.6

The National Grid Group plc                                            EXHIBIT D

Group balance sheet
at March 31, 2000


                                                                                                             (pound)m       $m
--------------------------------------------------------------------------------------------- ------------- --------------

Fixed assets

Intangible assets - goodwill                                                                         844.7        1,351.5
Tangible assets                                                                                    4,938.3        7,901.3
Investments
                                                                                              ------------- --------------
Joint ventures

- Share of gross assets                                                                              828.6        1,325.7
- Share of gross liabilities                                                                        (622.7)        (996.3)
                                                                                              ------------- --------------
Investments in joint ventures                                                                        205.9          329.4
Investment in associate                                                                              205.8          329.3
Other investments                                                                                    107.3          171.6
                                                                                              ------------- --------------
                                                                                                     519.0          830.3
--------------------------------------------------------------------------------------------- ------------- --------------
                                                                                                   6,302.0       10,083.1
--------------------------------------------------------------------------------------------- ------------- --------------
Current assets

Stocks                                                                                                29.3           46.9
Debtors (amounts falling due within one year)                                                        490.1          784.2
Debtors (amounts falling due after one year)                                                         798.3        1,277.3
Assets held for exchange                                                                              16.6           26.6
Business held for resale                                                                             118.9          190.2
Cash and deposits                                                                                  1,011.6        1,618.6
--------------------------------------------------------------------------------------------- ------------- --------------
                                                                                                   2,464.8        3,943.8
Creditors (amounts falling due within one year)

                                                                                              ------------- --------------
Borrowings                                                                                          (669.0)      (1,070.4)
Other creditors                                                                                   (1,192.1)      (1,907.4)
                                                                                              ------------- --------------
                                                                                                  (1,861.1)      (2,977.8)
--------------------------------------------------------------------------------------------- ------------- --------------

Net current assets                                                                                   603.7          966.0

--------------------------------------------------------------------------------------------- ------------- --------------
Total assets less current liabilities                                                              6,905.7       11,049.1

Creditors (amounts falling due after more than one year)

                                                                                              ------------- --------------
Convertible bonds                                                                                   (469.0)        (750.4)
Other borrowings                                                                                  (2,537.2)      (4,059.5)
Other creditors                                                                                     (494.0)        (790.4)
                                                                                              ------------- --------------
                                                                                                  (3,500.2)      (5,600.3)

Provisions for liabilities and charges                                                              (461.4)        (738.2)
--------------------------------------------------------------------------------------------- ------------- --------------
Net assets employed                                                                                2,944.1        4,710.6
--------------------------------------------------------------------------------------------- ============= ==============

Capital and reserves
Called up share capital                                                                              174.7          279.5
Share premium account                                                                                274.7          439.5
Profit and loss account                                                                            2,459.6        3,935.4
--------------------------------------------------------------------------------------------- ------------- --------------
Equity shareholders' funds                                                                         2,909.0        4,654.4
Minority interests

                                                                                              ------------- --------------
Equity                                                                                                22.9           36.7
Non-equity                                                                                            12.2           19.5
                                                                                              ------------- --------------
                                                                                                      35.1           56.2
--------------------------------------------------------------------------------------------- ------------- --------------
                                                                                                   2,944.1        4,710.6
--------------------------------------------------------------------------------------------- ============= ==============

Reconciliation of shareholders' funds to US GAAP

Shareholders' funds under UK GAAP                                                                  2,909.0        4,654.4

Adjustments to conform with US GAAP

                                                                                              ------------- --------------
 Deferred taxation                                                                                  (916.7)      (1,466.7)
 Pensions                                                                                            162.8          260.5
 Shares held by employee share trusts                                                                (16.3)         (26.1)
 Ordinary dividends                                                                                  123.0          196.8
 Tangible fixed assets - reversal of partial release of impairment provision                         (45.0)         (72.0)
 Interest rate and currency swaps                                                                      1.0            1.6
 Issue costs associated with EPICs                                                                     5.5            8.8
 Carrying value of EPICs liability                                                                  (115.0)        (184.0)
 Severance liabilities                                                                                 5.5            8.8
 Goodwill - effect of US GAAP adjustments                                                            210.6          337.0
 Share of associate's  adjustments to conform with US GAAP                                            21.3           34.1
                                                                                              ------------- --------------

Total US GAAP adjustments                                                                           (563.3)        (901.2)

--------------------------------------------------------------------------------------------- ------------- --------------
Shareholders' funds under US GAAP                                                                  2,345.7        3,753.2
--------------------------------------------------------------------------------------------- ============= ==============


The balance sheet is prepared under UK GAAP. The amounts presented above in US dollars are by way of a convenience translation of UK sterling figures, based on the exchange rate at March 31, 2000 of $1.6 =(pound)1.

Rate of exchange 1.6

National Grid Holdings Limited                                         EXHIBIT D

Group profit and loss account
for the year ended March 31, 2000






                                                                                                           (pound)m          $m
--------------------------------------------------------------------------------------------------------  ------------  -----------
Turnover, including share of joint ventures                                                                   1,640.2      2,624.3
Less: share of joint ventures' turnover (continuing operations)                                                 (61.7)       (98.7)
--------------------------------------------------------------------------------------------------------  ------------  -----------

Group turnover (continuing operations)                                                                        1,578.5      2,525.6
Operating costs                                                                                              (1,016.3)    (1,626.1)
--------------------------------------------------------------------------------------------------------  ------------  -----------

Operating profit of Group undertakings (continuing operations)                                                  562.2        899.5
Share of joint ventures' and associate's operating loss (continuing operations)                                 (33.7)       (53.9)
--------------------------------------------------------------------------------------------------------  ------------  -----------

Total operating profit
                                                                                                          ------------  -----------
- Before goodwill amortisation                                                                                  535.1        856.2
- Goodwill amortisation                                                                                          (6.6)       (10.6)
                                                                                                          ------------  -----------
                                                                                                                528.5        845.6
Exceptional profit relating to partial disposal of Energis                                                    1,027.3      1,643.7
Net interest                                                                                                    (42.5)       (68.0)

--------------------------------------------------------------------------------------------------------  ------------  -----------
Profit on ordinary activities before taxation                                                                 1,513.3      2,421.3
Taxation

                                                                                                          ------------  -----------
- Excluding exceptional items                                                                                  (130.5)      (208.8)
- Exceptional items                                                                                            (229.5)      (367.2)
                                                                                                          ------------  -----------
                                                                                                               (360.0)      (576.0)

--------------------------------------------------------------------------------------------------------  ------------  -----------
Profit on ordinary activities after taxation                                                                  1,153.3      1,845.3

Minority interests                                                                                                0.1          0.2

--------------------------------------------------------------------------------------------------------  ------------  -----------
Profit for the year                                                                                           1,153.4      1,845.5

Dividends                                                                                                    (1,113.6)    (1,781.8)

--------------------------------------------------------------------------------------------------------  ------------  -----------
Retained profit                                                                                                  39.8         63.7
--------------------------------------------------------------------------------------------------------  ============  ===========

Reconciliation of profit after taxation to US GAAP

UK GAAP

Profit after taxation, excluding exceptional items                                                              355.6        569.0
Exceptional items after taxation                                                                                797.8      1,276.5

--------------------------------------------------------------------------------------------------------  ------------  -----------
Net income under UK GAAP                                                                                      1,153.4      1,845.5
--------------------------------------------------------------------------------------------------------  ------------  -----------

Adjustments to conform with US GAAP

   Deferred taxation                                                                                            (32.5)       (52.0)
   Pensions                                                                                                       5.7          9.1
   Share option schemes                                                                                          13.9         22.2
   Tangible fixed assets - depreciation on reversal of partial release of impairment provision                    3.4          5.4
   Interest rate and currency swaps                                                                              (4.2)        (6.7)
   Severance costs                                                                                              (11.3)       (18.1)
   Share of associate's adjustments to conform with US GAAP                                                     (40.5)       (64.8)

--------------------------------------------------------------------------------------------------------  ------------  -----------
Total US GAAP adjustments                                                                                       (65.5)      (104.9)
--------------------------------------------------------------------------------------------------------  ------------  -----------
Net income under US GAAP                                                                                      1,087.9      1,740.6
--------------------------------------------------------------------------------------------------------  ============  ===========

The profit and loss account is prepared under UK GAAP. The amounts presented above in US dollars are by way of a convenience translation of UK sterling figures, based on the exchange rate at March 31, 2000 of $1.6 =(pound)1.

Rate of exchange 1.6

National Grid Holdings Limited                                         EXHIBIT D

Group balance sheet
at March 31, 2000


                                                                                                  (pound)m         $m
------------------------------------------------------------------------------------------- ---------------- ----------------
Fixed assets

Intangible assets - goodwill                                                                           12.4             19.8
Tangible assets                                                                                     3,257.1          5,211.4
Investments
                                                                                            ---------------- ----------------
Joint ventures
- Share of gross assets                                                                               502.5            803.9
- Share of gross liabilities                                                                         (325.2)          (520.3)
                                                                                            ---------------- ----------------
Investments in joint ventures                                                                         177.3            283.6
Investment in associate                                                                               205.8            329.3
Other investments                                                                                      22.2             35.6
                                                                                            ---------------- ----------------
                                                                                                      405.3            648.5
------------------------------------------------------------------------------------------- ---------------- ----------------
                                                                                                    3,674.8          5,879.7

------------------------------------------------------------------------------------------- ---------------- ----------------
Current assets

Stocks                                                                                                 13.1             21.0
Debtors (amounts falling due within one year)                                                       2,153.0          3,444.7
Debtors (amounts falling due after one year)                                                           48.0             76.8
Assets held for exchange                                                                               16.6             26.6
Cash and deposits                                                                                     600.6            961.0
------------------------------------------------------------------------------------------- ---------------- ----------------
                                                                                                    2,831.3          4,530.1
Creditors (amounts falling due within one year)

                                                                                            ---------------- ----------------
Borrowings                                                                                           (536.2)          (857.9)
Other creditors                                                                                    (2,125.5)        (3,400.7)
                                                                                            ---------------- ----------------
                                                                                                   (2,661.7)        (4,258.6)
------------------------------------------------------------------------------------------- ---------------- ----------------

Net current assets                                                                                    169.6            271.5

------------------------------------------------------------------------------------------- ---------------- ----------------
Total assets less current liabilities                                                               3,844.4          6,151.2

Creditors (amounts falling due after more than one year)

                                                                                            ---------------- ----------------
Convertible bonds                                                                                    (469.0)          (750.4)
Other borrowings                                                                                     (886.4)        (1,418.2)
Other creditors                                                                                       (50.3)           (80.5)
                                                                                            ---------------- ----------------
                                                                                                   (1,405.7)        (2,249.1)

Provisions for liabilities and charges                                                                (38.9)           (62.2)
------------------------------------------------------------------------------------------- ---------------- ----------------

Net assets employed                                                                                 2,399.8          3,839.9

------------------------------------------------------------------------------------------- ================ ================

Capital and reserves

Called up share capital                                                                               100.0            160.0
Share premium account                                                                               1,873.2          2,997.2
Other reserves                                                                                       (739.6)        (1,183.4)
Profit and loss account                                                                             1,165.6          1,865.1
------------------------------------------------------------------------------------------- ---------------- ----------------
Equity shareholders' funds                                                                          2,399.2          3,838.9
Minority interest - equity                                                                              0.6              1.0
------------------------------------------------------------------------------------------- ---------------- ----------------
                                                                                                    2,399.8          3,839.9
------------------------------------------------------------------------------------------- ================ ================

Reconciliation of shareholders' funds to US GAAP

Shareholders' funds under UK GAAP                                                                   2,399.2          3,838.9

Adjustments to conform with US GAAP

                                                                                            ---------------- ----------------
 Deferred taxation                                                                                   (734.8)        (1,175.7)
 Pensions                                                                                             162.8            260.5
 Shares held by employee share trusts                                                                 (22.2)           (35.5)
 Accruals relating to employee share schemes                                                           13.4             21.4
 Tangible fixed assets - reversal of partial release of impairment provision                          (45.0)           (72.0)
 Interest rate and currency swaps                                                                      (9.9)           (15.8)
 Severance liabilities                                                                                  5.5              8.8
 Share of associate's  adjustments to conform with US GAAP                                             21.3             34.1
                                                                                            ---------------- ----------------

Total US GAAP adjustments                                                                            (608.9)          (974.2)

------------------------------------------------------------------------------------------- ---------------- ----------------
Shareholders' funds under US GAAP                                                                   1,790.3          2,864.7
------------------------------------------------------------------------------------------- ================ ================

The balance sheet is prepared under UK GAAP. The amounts presented above in US dollars are by way of a convenience translation of UK sterling figures, based on the exchange rate at March 31, 2000 of $1.6 =(pound)1.

Rate of exchange 1.6

National Grid (US) Holdings Limited                                    EXHIBIT D

Profit and loss account
for the year ended March 31, 2000





                                                                             (pound)m         $m
--------------------------------------------------------------------------  -----------  ------------
Other operating income                                                             0.8           1.3
--------------------------------------------------------------------------  -----------  ------------

Operating profit (continuing operations)                                           0.8           1.3

Amounts written off investments                                                   (0.1)         (0.2)

Net interest                                                                       0.1           0.2

--------------------------------------------------------------------------  -----------  ------------

Profit on ordinary activities before taxation                                      0.8           1.3

Taxation                                                                          (0.1)         (0.2)

--------------------------------------------------------------------------  -----------  ------------
Profit on ordinary activities after taxation retained for the year                 0.7           1.1
--------------------------------------------------------------------------  ===========  ============


The amounts presented above in US dollars are by way of a convenience translation of UK sterling figures, based on the exchange rate at March 31, 2000 of $1.6 =(pound)1.

There are no significant adjustments to net income that would have been required had US GAAP applied. Consequently, net income under US GAAP is the same as profit on ordinary activities after taxation as presented above.

Rate of exchange 1.6

National Grid (US) Holdings Limited                                    EXHIBIT D

Balance sheet
at March 31, 2000

                                                                                                  (pound)m          $m
---------------------------------------------------------------------------------------------  --------------- ---------------
Fixed assets
Other investments                                                                                         0.2             0.3

---------------------------------------------------------------------------------------------  --------------- ---------------
                                                                                                          0.2             0.3
---------------------------------------------------------------------------------------------  --------------- ---------------
Current assets
Debtors (amounts falling due within one year)                                                         2,505.8         4,009.3
Investments                                                                                              23.4            37.4
---------------------------------------------------------------------------------------------  --------------- ---------------
                                                                                                      2,529.2         4,046.7
Creditors (amounts falling due within one year)
Other creditors                                                                                      (2,528.3)       (4,045.3)

---------------------------------------------------------------------------------------------  --------------- ---------------

Net current assets                                                                                        0.9             1.4

---------------------------------------------------------------------------------------------  --------------- ---------------
Net assets employed                                                                                       1.1             1.7
---------------------------------------------------------------------------------------------  =============== ===============

Capital and reserves
Called up share capital                                                                                   0.2             0.3
Share premium account                                                                                     0.2             0.3
Profit and loss account                                                                                   0.7             1.1
---------------------------------------------------------------------------------------------  --------------- ---------------
Equity shareholders' funds                                                                                1.1             1.7
---------------------------------------------------------------------------------------------  =============== ===============

The amounts presented above in US dollars are by way of a convenience translation of UK sterling figures, based on the exchange rate at March 31, 2000 of $1.6 =(pound)1.

There are no significant adjustments to shareholders' equity that would have been required had US GAAP applied. Consequently, equity shareholders' funds under US GAAP is the same as presented above.

Rate of exchange 1.6

National Grid (US) Investments                                         EXHIBIT D

Profit and loss account

for the period June 3, 1999 to March 31, 2000






                                                                               (pound)m             $m
---------------------------------------------------------------------------  -------------   --------------
Net interest                                                                         (5.4)            (8.6)
---------------------------------------------------------------------------  -------------   --------------
Loss on ordinary activities before taxation                                          (5.4)            (8.6)

Taxation                                                                              1.6              2.6
---------------------------------------------------------------------------  -------------   --------------
Loss on ordinary activities after taxation                                           (3.8)            (6.0)

Appropriations in respect of non-equity shares                                       (0.9)            (1.4)
---------------------------------------------------------------------------  -------------   --------------
Retained loss                                                                        (4.7)            (7.4)
---------------------------------------------------------------------------  =============   ==============


The amounts presented above in US dollars are by way of a convenience translation of UK sterling figures, based on the exchange rate at March 31, 2000 of $1.6 =(pound)1.

There are no significant adjustments to net income that would have been required had US GAAP applied. Consequently, net income under US GAAP is the same as loss on ordinary activities after taxation as presented above.

Rate of exchange 1.6

National Grid (US) Investments                                         EXHIBIT D

Balance sheet
at March 31, 2000


                                                                                                  (pound)m       $m
------------------------------------------------------------------------------------------------ ------------ -----------
Fixed assets

Other investments                                                                                    2,500.2     4,000.3
------------------------------------------------------------------------------------------------ ------------ -----------
                                                                                                     2,500.2     4,000.3

------------------------------------------------------------------------------------------------ ------------ -----------
Current assets

Debtors (amounts falling due within one year)                                                            1.6         2.6
------------------------------------------------------------------------------------------------ ------------ -----------
                                                                                                         1.6         2.6
Creditors (amounts falling due within one year)

Other creditors                                                                                     (2,483.3)   (3,973.3)

------------------------------------------------------------------------------------------------ ------------ -----------
Net current liabilities                                                                             (2,481.7)   (3,970.7)

------------------------------------------------------------------------------------------------ ------------ -----------
Net assets employed                                                                                     18.5        29.6
------------------------------------------------------------------------------------------------ ============ ===========

Capital and reserves
Called up share capital                                                                                  0.2         0.3
Share premium account                                                                                   23.4        37.5
Profit and loss account                                                                                 (5.1)       (8.2)

                                                                                                 ------------ -----------
Equity shareholders' funds                                                                              (4.9)       (7.8)
Non-equity shareholders' funds                                                                          23.4        37.4
                                                                                                 ------------ -----------

------------------------------------------------------------------------------------------------ ------------ -----------
Shareholders' funds                                                                                     18.5        29.6
------------------------------------------------------------------------------------------------ ============ ===========

The amounts presented above in US dollars are by way of a convenience translation of UK sterling figures, based on the exchange rate at March 31, 2000 of $1.6 =(pound)1.

There are no significant adjustments to shareholders' equity that would have been required had US GAAP applied. Consequently, shareholders' funds under US GAAP is the same as presented above.

Rate of exchange 1.6

National Grid (Ireland) 1 Limited                                      EXHIBIT D

Profit and loss account
for the year ended March 31, 2000





                                                                                  (pound)m         $m
------------------------------------------------------------------------------   -----------  ------------
Dividends receivable                                                                    0.3           0.5
Net interest                                                                            0.1           0.2

------------------------------------------------------------------------------   -----------  ------------
Profit on ordinary activities before taxation                                           0.4           0.7

Taxation                                                                               (0.1)         (0.2)

-------------------------------------------------------------------------------  -----------  ------------
Profit on ordinary activities after taxation retained for the year                      0.3           0.5

------------------------------------------------------------------------------   ===========  ============

The amounts presented above in UK sterling are by way of a convenience translation of US dollars figures, based on the exchange rate at March 31, 2000 of $1.6 =(pound)1.

There are no significant adjustments to net income that would have been required had US GAAP applied. Consequently, net income under US GAAP is the same as profit on ordinary activities after taxation as presented above.

Rate of exchange 1.6

National Grid (Ireland) 1 Limited                                      EXHIBIT D

Balance sheet
at March 31, 2000

                                                                                                (pound)m      $m
--------------------------------------------------------------------------------------------  ----------- ----------
Fixed assets
Other investments                                                                                2,500.2    4,000.3

--------------------------------------------------------------------------------------------  ----------- ----------
                                                                                                 2,500.2    4,000.3

--------------------------------------------------------------------------------------------  ----------- ----------
Current assets
Debtors (amounts falling due within one year)                                                        0.1        0.2
Cash and deposits                                                                                    0.3        0.5
--------------------------------------------------------------------------------------------  ----------- ----------
Net current assets                                                                                   0.4        0.7

--------------------------------------------------------------------------------------------  ----------- ----------
Net assets employed                                                                              2,500.6    4,001.0
--------------------------------------------------------------------------------------------  =========== ==========

Capital and reserves
Called up share capital                                                                             31.3       50.1
Share premium account                                                                            2,469.0    3,950.4
Profit and loss account                                                                              0.3        0.5

                                                                                              ----------- ----------
Equity shareholders' funds                                                                         650.4    1,040.7
Non-equity shareholders' funds                                                                   1,850.2    2,960.3
                                                                                              ----------- ----------

--------------------------------------------------------------------------------------------  ----------- ----------
Shareholders' funds                                                                              2,500.6    4,001.0
--------------------------------------------------------------------------------------------  =========== ==========

The amounts presented above in UK sterling are by way of a convenience translation of US dollars figures, based on the exchange rate at March 31, 2000 of $1.6 =(pound)1.

There are no significant adjustments to shareholders' equity that would have been required had US GAAP applied. Consequently, shareholders' funds under US GAAP is the same as presented above.

Rate of exchange 1.6

National Grid (Ireland) 2 Limited                                      EXHIBIT D

Profit and loss account
for the year ended March 31, 2000





                                                                                 (pound)m        $m
------------------------------------------------------------------------------  -----------  ------------
Net interest                                                                           0.2           0.3

------------------------------------------------------------------------------  -----------  ------------
Profit on ordinary activities before and after taxation retained for the year          0.2           0.3
------------------------------------------------------------------------------  ===========  ============


The amounts presented above in UK sterling are by way of a convenience translation of US dollars figures, based on the exchange rate at March 31, 2000 of $1.6 =(pound)1.

There are no significant adjustments to net income that would have been required had US GAAP applied. Consequently, net income under US GAAP is the same as profit on ordinary activities after taxation as presented above.

Rate of exchange 1.6

National Grid (Ireland) 2 Limited                                      EXHIBIT D

Balance sheet
at March 31, 2000


                                                                                                (pound)m        $m
---------------------------------------------------------------------------------------------  ----------  -----------
Fixed assets

Other investments                                                                                1,850.2      2,960.3

---------------------------------------------------------------------------------------------  ----------  -----------
                                                                                                 1,850.2      2,960.3

---------------------------------------------------------------------------------------------  ----------  -----------
Current assets

Debtors (amounts falling due within one year)                                                        0.2          0.3

---------------------------------------------------------------------------------------------  ----------  -----------
Net assets employed                                                                              1,850.4      2,960.6
---------------------------------------------------------------------------------------------  ==========  ===========

Capital and reserves
Called up share capital                                                                             23.3         37.3
Share premium account                                                                            1,826.9      2,923.0
Profit and loss account                                                                              0.2          0.3
---------------------------------------------------------------------------------------------  ----------  -----------
Equity shareholders' funds                                                                       1,850.4      2,960.6
---------------------------------------------------------------------------------------------  ==========  ===========

The amounts presented above in UK sterling are by way of a convenience translation of US dollars figures, based on the exchange rate at March 31, 2000 of $1.6 =(pound)1.

There are no significant adjustments to shareholders' equity that would have been required had US GAAP applied. Consequently, equity shareholders' funds under US GAAP is the same as presented above.

Rate of exchange 1.6

National Grid General Partnership                                      EXHIBIT D

Profit and loss account

for the period July 16, 1999 to March 31, 2000





                                                                                 (pound)m         $m
-----------------------------------------------------------------------------  -------------  -----------
Net interest                                                                           (3.5)        (5.6)

-----------------------------------------------------------------------------  -------------  -----------
Loss on ordinary activities before and after taxation retained for the year            (3.5)        (5.6)
-----------------------------------------------------------------------------  =============  ===========


The amounts presented above in UK sterling are by way of a convenience translation of US dollars figures, based on the exchange rate at March 31, 2000 of $1.6 =(pound)1.

There are no significant adjustments to net income that would have been required had US GAAP applied. Consequently, net income under US GAAP is the same as loss on ordinary activities after taxation as presented above.

Rate of exchange 1.6

National Grid General Partnership                                      EXHIBIT D

Balance sheet
at March 31, 2000

                                                                                                    (pound)m       $m
-------------------------------------------------------------------------------------------------  ---------- ------------
Fixed assets
Other investments                                                                                    2,500.2      4,000.3

-------------------------------------------------------------------------------------------------  ---------- ------------
                                                                                                     2,500.2      4,000.3

-------------------------------------------------------------------------------------------------  ---------- ------------
Creditors (amounts falling due within one year)
Other creditors                                                                                     (1,678.5)    (2,685.6)

-------------------------------------------------------------------------------------------------  ---------- ------------

Net assets employed                                                                                    821.7      1,314.7

-------------------------------------------------------------------------------------------------  ========== ============

Capital and reserves
Partnership capital                                                                                    825.2      1,320.3
Profit and loss account                                                                                 (3.5)        (5.6)
-------------------------------------------------------------------------------------------------  ---------- ------------
Partners' funds                                                                                        821.7      1,314.7
-------------------------------------------------------------------------------------------------  ========== ============

The amounts presented above in UK sterling are by way of a convenience translation of US dollars figures, based on the exchange rate at March 31, 2000 of $1.6 =(pound)1.

There are no significant adjustments to partners' funds that would have been required had US GAAP applied. Consequently, partners' funds under US GAAP is the same as presented above.

Rate of exchange 1.6